UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Koolbridge Solar, Inc.

Legal status of issuer:
   Form:
   Corporation

   Jurisdiction of Incorporation/Organization:
   North Carolina

   Date of organization:
   7/26/2013

Physical address of issuer:
710-B Waynick Boulevard
Wrightsville Beach, NC 28480

Website of issuer:
www.koolbridgesolar.com

Name of the intermediary through which the offering will be conducted:
Folla Capital, LLC

CIK number of intermediary:
0001786669

SEC file number of intermediary:
008-70399

CRD number, if applicable, or intermediary:
305140

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering:
- The issuer shall pay a $1,000 onboarding fee;
- The issuer shall pay $500 per month licensing and portal fee until the offering is concluded (with such amount credited toward the commission); and
- The issuer shall pay 8% commission of the actual dollar amount raised up to $1,000,000; 7% of the actual dollar amount raised between $1,000,000 and $2,000,000; and 6% of the actual dollar amount raised between $2,000,000 and $3,000,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any other arrangement for the intermediary to acquire such an interest:
None

Name of qualified third-party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Type of security offered:
Equity

Target number of securities to be offered:
500,000

Price (or method for determining price):
$1.00/share

Target offering amount:
$500,000

Oversubscriptions accepted:
☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other:

Maximum offering amount (if different from target offering amount):
$3,000,000

Deadline to reach the target offering amount (Target date):
3/31/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$316,403	$409,282
Cash & Cash Equivalents	$45,153	$66,331
Accounts Receivable	$0	$0
Short-term Debt	$650,743	$533,267
Long-term Debt	$493,173	$567,089
Revenue/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($413,442)	($613,278)

The jurisdictions in which the issuer intends to offer the Securities:

☒AL ☒AK ☒AZ ☒AR ☒CA ☒CO ☒CT ☒DE ☒DC ☒FL ☒GA ☒HI ☒ID ☒IL ☒IN ☒IA ☒KS ☒KY ☒LA ☒ME ☒MD ☒MA ☒MI ☒MN ☒MS ☒MO ☒MT ☒NE ☒NV ☒NH ☒NJ ☒NM ☒NY ☒NC ☒ND ☒OH ☒OK ☒OR ☒PA ☒RI ☒SC ☒SD ☒TN ☒TX ☒UT ☒VT ☒VA ☒WA ☒WV ☒WI ☒WY



FORM C
OFFERING STATEMENT

Facilitated by



ANTICIPATED PUBLIC OFFERING AFTER CLOSE OF THIS REGULATION CROWDFUNDING OFFERING

Upon completion of this offering under Regulation CF, we plan to seek to have our shares publicly traded on the OTC Markets. In connection therewith, we plan to seek qualification by the Securities and Exchange Commission of our common shares pursuant to Regulation A Tier 2 and locate a sponsoring market maker to submit a Form 211 on our behalf to implement quotation of our common shares. There is no assurance that we will be successful in doing so, in which case your investment would be illiquid, and you might be unable to sell your common stock should you desire to do so.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this offering statement contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

The Company

1. Name of Issuer: Koolbridge Solar, Inc.

Eligibility

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☒ No

If yes, explain:

Directors of The Company

4. Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the issuer:

Other than our Chairman, our Directors are elected for the term of one year, and until their successors are elected and qualified, or until their earlier resignation or removal.

Name	Dates of Service	Principal Occupation	Principal Employer
John Stephen Burnett	July 2013 – Present	Chairman	Koolbridge Solar, Inc.
William F. Griffin	April 2015 - Present	President & CEO	Koolbridge Solar, Inc.
Dr. Paul W. Dent	July 2013 – Present	Director of R & D	Consultant
Lawrence W. Zirbel	July 2013 – Present	President	Government Software Assurances Corporation
J. Phillips L. Johnston, Sr.	July 2013 – Present	Chief Legal Counsel	Koolbridge Solar, Inc.
Eric Hinckley	July 2019 - Present	CTO	Sustainable Living Innovations

Officers of The Company

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the issuer:

The Board of Directors elects our executive officers annually. Officers also shall be elected for the term of one year, and until their successors are elected and qualified, or until their earlier resignation or removal. The Chairman is elected for a 3-year term.

Name	Position	Dates of Service	Principal Occupation	Principal Employer
John Stephen Burnett	Chairman	July 2013 – Present	Chairman	Koolbridge Solar, Inc.
William F. Griffin	President	April 2015 - Present	President & CEO	Koolbridge Solar, Inc.
J. Phillips L. Johnston, Sr.	Vice-Chairman, Secretary, Chief Legal Officer	July 2013 – Present	Chief Legal Counsel	Koolbridge Solar, Inc.
Robert Belts	Chief Financial Officer	September 2016 – Present	CFO	Koolbridge Solar, Inc.



Stephen Burnett and Dr. Paul Dent originally agreed in principle to form Koolbridge in 2012. The Articles of Incorporation were filed on July 26, 2013. Mr. Burnett then formally joined the Company in July 2013 as Co-Founder, Chairman, CEO, and Director.

From 2001 to 2012, he was in the business sector of global technology licensing for fiber optic light. From 1991 to 2001, he was a Registered Investment Advisor with Series 7, Series 63, and Series 65 licenses, mostly with Smith Barney in North Carolina. Prior to 1990, he was in the restaurant and catering business in Raleigh, North Carolina. He received a BA Degree from the University of North Carolina-Chapel Hill, and subsequently attended Wake Forest University School of Law. As a member of the Board of Directors, Mr. Burnett contributes his knowledge of the Company and a deep understanding of all aspects of our business, products, and markets, especially as it relates to prototype development, contract negotiation, intellectual property, and intellectual property licensing. In addition, Mr. Burnett has substantial experience developing corporate strategy, assessing emerging industry trends, and business operations.



William "Bill" Griffin joined us initially in October 2014 as a Business Advisor and became Interim President and COO in April 2015 and President and COO in February 2016. In 2017, Mr. Griffin became President and CEO. Mr. Griffin leads all strategic alliance initiatives and develops other sales channels and works with the team to execute the business plan. His background includes many start-up and turnaround companies including CompUSA, Electrosource, ElectroStorm, and AMX. Bill is an exceptionally motivated business executive with close to 50 years of successful experience in business equipment, computer, telecommunications, energy, electronic control devices, and other service industries. He has delivered solutions to corporate, government, and education clients directly or through independent channel partners. He was Vice-resident of AMX Corporation for 11 years, held roles as CEO, President, and Executive VP at Electrosource for over 7 years, and was Vice President, Government Division, and Officer of the Company for CompUSA, a multi-billion computer retailer, from 1989 to 1996.

Bill works with the executive team of Koolbridge in business development, technical support, financial analysis, business operations, sales and marketing, sales management and operations, team building, and executive briefings. Bill is a graduate of Niagara University with a BS in Economics.



Dr. Paul W. Dent joined us in July 2013 as Co-Founder and Director and, by oral agreement of the parties, was never formally an elected officer of the Company but, in addition to being Director, has acted solely as an independent consultant in science and patent matters. From July 1990 to January 2010, he was chief scientist at Ericsson, Inc. a mobile communications company. He received from the University of Southampton, a Bachelor of Science (Honors) in Electronics, and a Doctor of Science Degree. As a member of the Board of Directors, Dr. Dent contributes his knowledge of electronics, digital signal processing algorithms, solar energy, high-efficiency pure sinewave converters/inverters, and other matters electronics. He has a deep understanding of smart solar energy technology based on his decades of significant industry experience. Dr. Dent has extensive knowledge of intellectual property protection via patents and is the inventor of over 380 US granted patents according to Wikipedia's List of Prolific Inventors, mostly in the technology area of wireless communications.



Larry Zirbel joined us in July 2013 as Co-Founder and Director. Since January 2014 to date, he has been President of Government Software Assurances Corporation, a software company that is engaged in the support and development of software for property appraisers. GSA supports a legacy application and is developing a new software product that will appraise, assess, and support the back-office functions of governmental appraisal offices related to property taxes. From May 2011 to 2014, he was Project Manager and Chief Technology Officer of Clear Village, Inc., a software company that helps local government deliver services over the web on a 24/7 basis, reducing trips to government offices, reducing printing costs, transportation costs, and saving citizens precious time while increasing transparency. From January 2009 to May 2011, he was VP Product Management of CAMA, including Business Development and Sales of Manatron (now Thompson Reuters). From 1986 to January 2009, he was CEO and founder of Software Techniques, Inc., a software company. He received from the University of Illinois a Bachelor of Science, Computer Science. As a member of the Board of Directors, Mr. Zirbel contributes his over 30 years of experience in technology, software engineering, and business development, as well as a deep understanding of all aspects of corporate go-to-market strategies, having successfully built and sold one of his former software technology companies to a leading multi-national firm.



Phil Johnston joined in July 2013 as Co-Founder, Corporate Secretary, Chief Legal Officer, and Director. He was elected by the Board of Directors of Koolbridge as Vice-Chairman in June 2015. From May 2009 to December 2012, he was Chairman and CEO of The Center for Board Excellence, Inc., a company using software technology to evaluate corporate governance. He is a member of the North Carolina Bar with education as follows:

- Duke University, A.B. Economics
- University of North Carolina Law School, J.D.
- New York University, Stern School
- John F. Kennedy School of Government, Senior Managers in Government
- Stanford University, Directors College

Prior to May 2009, he practiced corporate governance law at Nexsen Pruet, PLLC, a 197-partner law firm. Over the last 25 years, he has served as director of five public companies including Adams-Millis (NYSE) from October 1975 to December 1995, and served on their audit committee. He was CEO of Digital Recorders from February 1990 through September 1999, which went public on NASDAQ in 1994. He has earned a certificate as a director from the National Association of Corporate Directors. As CEO of over 15 technology startup companies, he has significant experience in strategic decision-making and the process of developing startup companies. He was Founding Chairman of the North Carolina Technology Association (NCTA), now the largest trade association in North Carolina, and was named Entrepreneur of the Year by The Center for Entrepreneurship (CED) in 1999. He will continue to devote approximately 10% of his time to his outside law practice.



Eric Hinckley joined Koolbridge Solar, Inc. as Technology Advisor and Board member in 2019. Mr. Hinckley is Chief Technology Officer of Renova Capital Partners, a private equity firm in Denver, Colorado, with an established track record of investing in, financing, and operating renewable energy assets. Since its inception in 2007, Renova has successfully developed and capitalized over $600 million of renewable energy infrastructure. In addition to Renova Capital Partners, Eric's experience includes the following:

- COO and Sr. VP at BriteStreet Energy Group, LLC
- Chief Technology Officer at AES Distributed Energy, Inc.
- Chief Technology Officer and Sr. VP Operations at Main Street Power Company, Inc.
- Former President and Founder of Solar Resource Consulting, LLC
- Former COO of Simple Solar Systems, LLC
- Former Chief Technology Officer and COO of Solorado Energy, LLC

Eric holds a BS in Electrical Engineering from the University of Colorado and is a NABCEP (North American Board of Certified Energy Practitioners) Board Certified Solar PV Installation Professional.

 ***Robert "Bob" Belts*** joined us in September 2016 as Chief Financial Officer. Bob brings substantial experience in high-volume manufacturing in the automotive and renewable energy industries. Bob has served as Chief Financial Officer for both public and privately held companies ranging from start-ups to companies with over one billion in revenue. Bob's company experience included General Motors Corporation, Detroit Diesel Corporation, Internet Corporation, and Sterling Energy Systems. Bob works with the Koolbridge executive team in providing financial management advice and in support of the overall Koolbridge business strategy. Bob has a BBA from the University of Missouri and an MBA from Michigan State University.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
None		

*The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Koolbridge designs, develops and sells electrical products that allow solar energy to be integrated into homes in a manner that we believe will be more efficient and economical, potentially reducing energy bills, providing greater energy supply reliability, and promoting clean energy.

Koolbridge has two business model initiatives. The first is to design, develop and sell electrical products that allow solar energy to be integrated into homes and small businesses in a manner that we believe will be more efficient and economical, potentially reducing energy bills, providing greater energy supply reliability, and promoting clean energy. Koolbridge has already placed a small number of SMART LOAD CENTER™ products as of the date of this document for alpha testing purposes. Our second business model initiative is to license the SMART LOAD CENTER™ Intellectual Property as well as our transformerless, pure sinewave, Smart Inverter Intellectual Property to companies in the energy and solar space. We have had discussions in the past and intend to have future discussions with potential license partners. Currently, Koolbridge owns twenty-two (22) granted U.S. patents, one (1) granted international patent, two (2) allowed U.S. patents, and five (5) U.S. patent applications.

We accepted an order for our first SMART LOAD CENTER™ in April 2019 and delivered that first working SMART LOAD CENTER™ in October 2019. Our second SMART LOAD CENTER™ was placed and delivered in December 2019. We have now placed a total of six alpha units with indications of interest on another five alpha units. Although we believe that we can ultimately sell to U.S. and international residential and commercial customers, initially we intend to focus on the U.S. residential customers with solar power generating installations.

Koolbridge currently owns all its Intellectual Property and will continue to own all Intellectual Property related to "Solar Energy Systems and Devices" subject to a purchase agreement with Dr. Paul W. Dent, Consultant, and Director. Koolbridge owns twenty-two (22) granted U.S. patents, one (1) granted international patent, two (2) allowed U.S. patents, and five (5) U.S. patent applications as of July 1, 2021. Under the Agreement, Koolbridge will own any future technology for "Solar Energy Systems and Devices" developed by Dr. Dent during the term of the Agreement.

SMART LOAD CENTER™

As of August 1, 2021, version 1.0 of the SMART LOAD CENTER™ is working and certified to Underwriters Laboratories (UL) standards 67 and 60730-1. Our plan includes the development of an upgraded feature-rich SMART LOAD CENTER™ that will meet Underwriters Laboratories (UL) standard 1008 (Automatic Transfer Switch) requirements. We have initiated discussions with UL about our next version SMART LOAD CENTER™ and obtaining UL 1008 certification. The 1008 certification along with FCC testing and approval will be needed before we can sell the SMART LOAD CENTER™ on a high-volume basis. We met with UL representatives in December 2019 regarding minor modifications to the SMART LOAD CENTER™ that would need to be approved. Once approved, we plan to continue to place the SMART LOAD CENTER™ in beta testing with a few solar installers and other select individuals and companies, including battery manufacturers, who can give us feedback on functionality. We then plan to secure agreements with third-party assemblers and parts suppliers to begin making our product in a material, revenue-producing manner.

Our first product is the SMART LOAD CENTER™ which is designed to allow a customer with solar power to use both solar and utility-based energy in a complementary fashion. The SMART LOAD CENTER™ is designed to maximize the use of solar energy when the sun is shining and only pulls power from the electrical



power grid when solar energy, either directly or from stored backup systems is not available. Our thirty (30) U.S. and International granted patents and patent-pending technology includes a microcontroller inside the SMART LOAD CENTER™ that uses algorithms designed to keep the electricity flowing seamlessly, especially during grid outages, and maximize the cost savings for the consumer. It manages the homeowner's energy usage down to each individual circuit breaker level. It also provides information to the homeowner as to where and when energy is being utilized throughout the home.

In the future, we intend for the SMART LOAD CENTER™ to know where smart appliances are in the home and communicate with each of them. For example, when there is ample solar energy available, the SMART LOAD CENTER™ will begin the process of starting a dishwasher or clothes dryer. If solar energy is not available and the home is utilizing power from the grid, the SMART LOAD CENTER™ will not start any appliance until the grid power is at its absolute lowest cost of the day or wait until solar power is available. This feature is designed not only to save money for the homeowner but also to help the utility by not turning on appliances with a heavy electrical draw during high-demand periods.

Our SMART LOAD CENTER™ is a solar and utility energy breaker box that can automatically select the use of utility power or solar-derived power independently for each of several circuit breakers in a panel box based on our proprietary algorithms. The automatic power source selection is made by a microcontroller that uses our proprietary algorithms to switch each electrical circuit based upon:

- Availability of utility and solar power
- Preset user priorities
- Battery charge status
- Time of day
- Instantaneous consumption
- Historical consumption patterns

We expect to be ready to sell the SMART LOAD CENTER™ on a higher-scale basis in the second half of 2022. Although we ultimately believe that we can sell to residential and light commercial customers, initially we plan to focus on the U.S. residential markets that have customers with solar power generating installations.

Product Status

Koolbridge submitted the SMART LOAD CENTER™ for UL listing in early 2019. We now have two UL listings: UL67 for Panel Boards and UL60730-1 for Automatic Electrical Controls for Household and Similar Use. These two UL certifications mentioned above certify the basic functionality of the SMART LOAD CENTER™ as a safe product for the installer and homeowner. As of early December 2019, we held discussions with UL representatives concerning potential testing of our recent updates for the SMART LOAD CENTER™. A meeting was held with UL at our Research Triangle Park facility the first week of December 2019 and conversations with UL are continuing.

Parts of our software, i.e., specific algorithms, have been completed at a minimum level. This software will allow the SMART LOAD CENTER™ to switch seamlessly and automatically between the utility grid and the solar grid on a circuit-by-circuit basis. When the sun is shining, the SMART LOAD CENTER™ will maximize that free electricity. When the sun is not shining, the SMART LOAD CENTER™ will switch everything to utility. When the utility is not available, the SMART LOAD CENTER™ will switch many circuits back to solar. If solar and utility are not available, the battery backup will provide power. Once the battery power begins to decrease, the SMART LOAD CENTER™ will shed load in a prioritized order and on a circuit-by-circuit basis, leaving the homeowner with the circuits that are most important to them to be the last ones to be powered.

To have a final, assembled and ready-to-sell initial SMART LOAD CENTER™, we first need to do the following:

- Complete the build of our approximately fifteen initial prototypes of our SMART LOAD CENTER™.
- Complete the initial software to be embedded in the microcontroller of our SMART LOAD CENTER™. There will be ongoing software improvements.
- Initial software will provide basic functionality. We will add additional software before we offer the SMART LOAD CENTER™ for sale on a mass scale.
- The User Interface between the SMART LOAD CENTER™ and the customer's personal computer has been tested and is still under development, but further features will be added before we offer the SMART LOAD CENTER™ for sale on a mass scale.
- We are developing a communications port for configuration and testing. We will create small software routines to communicate with other solar manufacturer's equipment, such as inverters.
- We will work with a contract manufacturer to review the design and discuss designs for manufacturing prior to production.
- We may need UL certification 1008 at some point in the future and FCC approval before we can sell the SMART LOAD CENTER™ on a high-volume basis.
- To manufacture the SMART LOAD CENTER™, we will need to acquire approximately one hundred different component parts. Initially, we anticipate that we will acquire these parts from approximately forty different suppliers. Eventually, once we engage a contract manufacturer, it will acquire the parts on our behalf. We do not anticipate that we will have written agreements with any of these suppliers. Instead, we plan to initially purchase from them on a purchase order basis. Later, the contract manufacturer will directly acquire the parts.
- We will secure third-party product assemblers for the SMART LOAD CENTER™. Although we have held discussions with potential product assemblers, we do not yet have any binding written contracts. We do not anticipate any difficulties in securing SMART LOAD CENTER™ assemblers for our products.

Intellectual Property

We have an Agreement dated May 15, 2014, amended June 1, 2015, for the Sale of Intellectual Property and R&D Co-Operation in the Field of Solar Energy Systems and Devices with Dr. Paul W. Dent, our Co-Founder, and Director. We agreed to purchase Intellectual Property from Dent for the sum of $1,000,000 which included substantially all rights in all patents arising from certain U.S. Patent Applications related to our products. The Agreement and the patents and other intellectual property covered by the Agreement are described in detail below. We have since reached an Agreement with Dr. Dent that allows Koolbridge to own all the Intellectual Property One Hundred Percent (100%).

We own thirty (30) U.S. and International granted patents and filed applications summarized below as of July 1, 2021:

Koolbridge Solar, Inc. Patents as of July 2021

Issued Patents
8,891,211   Potential Arc Fault Detection and Suppression 049

8,937,822	Solar Energy Conversion and Utilization System 001
9,190,836	Potential Arc Fault Detection and Suppression 005
9,614,588	Smart Appliances 006
9,634,552	Solid State Phase-Splitting Transformer 016
9,735,703	Smart Load Center for Distribution of Power from Two Sources 002
9,785,213	Addressable Electrical Outlet 008
9,793,953	Smart Appliances (continuation) 020
10,033,302	Rotary Solar Converter 004
10,090,777	Inverter with Independent Current and Voltage Controlled Outputs 043
10,128,774	Inverter Inrush Current Limiting 014
10,135,361	Residential Electrical Energy Installation 012
10,148,093	Inter Coupling of Microinverters 010
10,205,324	Remotely Controlled Photovoltaic String Combiner 013
10,211,640	Adaptive Load Sharing System 019
10,250,162	DC Bias Prevention in Transformerless Inverters 039
10,536,039	Hybrid Wired-Wireless Communication System for Delivery of power from two or more sources to smart appliances 044
10,666,161	Safety Shut-Down System for a Solar Energy Installation 051
10,784,710	Transformerless DC to AC converter 036
10,944,263	Neutral Routing for Multiple Electrical Power Sources 057
10,951,027	SLC Panel 053
10,998,755	Transformerless DC to AC Converter Using Selectively Series-Connected Capacitors and PWM 064
10-2061954	(Korea) Smart Appliances, Including Addressable Electrical Outlets 042

Allowed US

| 2020/0366086 | Fast Fault Current Limiter 056 Allowed 3/22 |
| 2020/0028447 | Multi-Level DC to AC Inverter 059 Allowed 5/19 (SE infringement CON-1) |

Pending US

2018/0006601	Rapid De-Energization of DC Conductors with a Power Source at Both Ends 018 OA 2/11/21
2019/0049493	AC Electrical Power Measurements 038 Published 2/19
2019/0052075	Overcurrent Trip Coordination b/t Inverter and Circuit Breakers 037 Notice of Appeal 2/11/21
2020/0014206	Dual-Power Electrical Outlets 060 OA 6/22
2020/0059166	Multilevel Inverter Having Switch Banks 061 Published 2/20 (SE infringement CON-2)

In general, the duration of the patents is twenty years from the date of application filing, with the payment of ongoing maintenance fees.

Dr. Dent has agreed to prepare and file any further U.S. Patent Applications for inventions on behalf of Koolbridge Solar, Inc. in the field of Solar Energy Systems and Devices upon reimbursement of US Patent Office filing fees and agrees to perform all necessary actions to achieve granted and issued status.

The term "Solar Energy Systems and Devices" means any product that Koolbridge Solar, Inc. wants to manufacture, distribute, sell, license, install, or otherwise use in implementing its Business Plan that is in any way related to using alternative energy derived from the sun. Koolbridge will own all patents filed by Dr. Dent under the terms above.

Intellectual Property & Licensing Initiatives

With the guidance of our Intellectual Property legal firm, Coats & Bennett PLLC, located in Cary, North Carolina, we anticipate that we will be able to license our Inverter and SMART LOAD CENTER™ technology to other companies. Although we have had discussions with a number of other companies, including Eaton Corporation, ABB, Schneider Electric, Solar City, and others, we do not currently have and there is no assurance that in the future we will ever have any binding contracts, agreements, or commitments to license our technology or Intellectual Property.

Dr. Dent has developed a working lab prototype of our transformerless, pure sinewave, 99% efficient, DC to AC inverter, but we are completing the development of our SMART LOAD CENTER™ first. Our patented inverter converts Direct Current, or DC, to Alternating Current, or AC. We need to design the mechanical hardware for this Inverter before we can take it to UL for testing to secure UL Listing to sell the product. Although we cannot guarantee it, we believe that there will be other companies that will want to license our Intellectual Property supporting this invention in 2020 or 2021. There is no assurance that any or all these activities will ultimately be successful or further our Business Plan.

Research and Development

Since inception and through July 1, 2021, we have spent $1,457,000 in research and development to develop the SMART LOAD CENTER™.

Our focus is on the continuing development of our SMART LOAD CENTER™, which is currently expected to be ready-to-sell in higher volumes in the second half of 2022, with an initial emphasis on the U.S. residential customers with solar power generating installations.

The key to product launch is the completion of 12 - 15 prototype SMART LOAD CENTER™ units for beta testing and then develop a third-party manufacturing supply base. We have had and will continue to have meetings with potential third-party manufacturers to produce the SMART LOAD CENTER™ in high volume quantities to meet projections reflected in our Business Plan. We expect to continue to meet with potential candidates throughout 2021 and into 2022.

Marketing

Koolbridge Solar, Inc. is deploying two main strategies to introduce our technology into the marketplace:

- Form alliances with leading residential breaker box manufacturers that are already involved in our targeted space. These relationships could include engineering support, financing, manufacturing, and distribution. Although we have engaged in preliminary discussions with such manufacturers, including Eaton Corporation and Schneider Electric, we have no formal contract, agreement, or commitment with any of these manufacturers and there is no assurance that we will have any formal contract, agreement, or commitment with any of these manufacturers in the future.

- Establish a strategic relationship with companies offering solutions to the residential market, although not specifically in the load center space. Although we have engaged in preliminary discussions with such manufacturers, we have no formal contract, agreement, or commitment with any of these manufacturers and there is no assurance that we will have any formal contract, agreement, or commitment with any of these manufacturers in the future. We may eventually sell directly to customers who contact us through tradeshows or our website.

Our Competition and Our Market Position

The six main competitors in our business area are breaker/panel box manufacturers like Schneider Electric (owns Square D), Eaton Corporation (owns Cutler-Hammer), Westinghouse, Siemens, GE, Kohler, Leviton,

Span.io, and Lumin. All of these companies manufacture breaker boxes, none of which we believe have microcontrollers like those in our SMART LOAD CENTER™ which can automatically switch circuit by circuit from solar to the electric grid and then automatically shed load on a prioritized basis when power is reduced for whatever reason.

Other companies are introducing similar types of products or products that use some of the ideas that Dr. Dent included in his original patents filed in May 2011. We intend to aggressively protect our Intellectual Property portfolio from all potential competitors who try to encroach on our patents.

We will initially be a small competitor in the industry. Many of our competitors have substantially greater financial, marketing, personnel, and other resources than we do. Koolbridge Solar, Inc. is a start-up company that has only sold a very limited number of SMART LOAD CENTERS™ for alpha testing through the end of 2019. Koolbridge owns twenty-two (22) granted U.S. patents, one (1) granted international patent, two (2) allowed U.S. patents, and five (5) U.S. patent applications. Although we anticipate that our "smart" breaker boxes incorporating our technology will sell for a few hundred dollars more than "dumb" breaker boxes that don't incorporate our technology, we believe the benefits of our SMART LOAD CENTER™ being the "energy management hub" of the solar home is a sustainable competitive advantage.

<u>Governmental Regulation and Certification: Federal Tax Credits</u>

Established by The Energy Policy Act of 2005, the Federal Tax Credit for residential energy property initially applied to solar-electric systems, solar water heating systems, and fuel cells. The Energy Improvement and Extension Act of 2008 extended the tax credit to small wind-energy systems and geothermal heat pumps, effective January 1, 2008.

The Emergency Economic Stabilization Act of 2008, which was signed into law on October 1, 2008, was a boon to the renewable energy market. Not only was the 30% commercial solar investment tax credit extended through 2020, but the same tax credit was also extended to residential installations.

Recently, there was federal legislative action that extended the Investment Tax Credit (ITC) and bonus depreciation through 2021.

Under this legislation, the previous $2,000 cap for residential solar installations was eliminated. As of January 1, 2009, the purchase of a residential solar electric system makes you eligible for a tax credit equal to 30% of the cost of your solar system, including installation. Any complete solar power package, for home or business, qualifies for the 30% Federal Tax Credit. Product purchases that expand your existing solar power system and include at least one solar panel qualify as well.

Before year-end 2016, the Energy Policy Act of 2005 provided a 30% tax credit of the value of solar projects which was extended through 2019 and then declines gradually to 10% in 2022. After 2022, the credit will be eliminated for residential solar installations and will continue at 10% for commercial installations.

Many state and local incentives have been beneficial to the renewable energy market and offer solar energy tax credits and rebates to encourage homeowners to switch to renewable energy to lower their energy usage and switch to solar power. The amount of the solar rebates varies by program, but some are generous enough to cover up to 35% of someone's solar power system cost. These incentives dramatically lower the cost of a solar panel system or energy efficiency project. These solar tax credits and rebates often make solar power less expensive than power from the utility company. However, these programs are designed to reward early adopters of solar power and energy efficiency. The energy rebate amount per home continues to drop as the allocated funds are consumed. At some point, there may not be any incentives available to the public, which could negatively affect our business.

UL Listing is a very important listing that Koolbridge has and will continue to be required to sell its SMART LOAD CENTER™ and others to be developed products in the U.S. UL is a global independent safety science

company with more than a century of expertise innovating safety solutions from the public adoption of electricity to new breakthroughs in sustainability, renewable energy, and nanotechnology. UL helps safeguard people, products, and places in important ways. It certifies, validates, tests, inspects, audits, advises, and trains. It provides the knowledge and expertise to help customers navigate growing complexities across the supply chain from compliance and regulatory issues to trade challenges and market access. Koolbridge met with two UL employees at the 2015 Solar Tradeshow in Las Vegas and discussed the best approach for getting approval for our products. We met with a Market Development Manager and a Staff Engineer for Commercial and Industrial applications. Koolbridge engaged UL in the fourth quarter of 2015 and hired two additional UL staff engineers to ascertain whether the then-current SMART LOAD CENTER™ design would meet UL inspection guidelines. After consulting with the UL staff engineers, including going over the UL Codebook and taking specific measurements of the SMART LOAD CENTER™, Koolbridge determined that some redesign of the SMART LOAD CENTER™ would be necessary to meet UL guidelines necessary to secure this Listing. We have completed this redesign. This design is now UL67, and UL60730-1 listed.

Personnel

We have very limited personnel. Most personnel are contract labor employees. Most management, whether employees or contract labor, have waived entitlement to any cash compensation since August/September 2017.

Financial Projections

Koolbridge Solar, Inc. Projected EBITDA

	---Projected---					
	2021	2022	2023	2024	2025	2026
REVENUE:						
Smart Load Center Units	10	250	1,500	7,500	30,000	50,000
Revenue	$ 15,000	$ 375,000	$ 2,250,000	$ 11,250,000	$ 45,000,000	$ 75,000,000
Cost of Goods Sold	13,000	250,000	1,350,000	6,000,000	24,000,000	40,000,000
Warranty		20,000	100,000	248,000	1,575,000	2,625,000
Total Gross Profit	**$ 2,000**	**$ 105,000**	**$ 800,000**	**$ 5,002,000**	**$ 19,425,000**	**$ 32,375,000**
Gross Profit Margin	13.3%	28.0%	35.6%	44.5%	43.2%	43.2%
EXPENSES:						
General Management	$ -	$ 375,000	$ 650,000	$ 1,055,000	$ 1,500,000	$ 2,000,000
Engineering	265,000	750,000	900,000	1,965,000	3,600,000	3,375,000
Infrastructure Development	-	50,000	300,000	750,000	3,000,000	5,100,000
Administrative Expense	25,000	100,000	170,000	650,000	1,000,000	1,750,000
Marketing	-	50,000	75,000	120,000	300,000	500,000
Total Expenses	**$ 290,000**	**$ 1,325,000**	**$ 2,095,000**	**$ 4,540,000**	**$ 9,400,000**	**$ 12,725,000**
EBITDA	**$ (288,000)**	**$ (1,220,000)**	**$ (1,295,000)**	**$ 462,000**	**$ 10,025,000**	**$ 19,650,000**
EBITDA Margin	**-1920.0%**	**-325.3%**	**-57.6%**	**4.1%**	**22.3%**	**26.2%**

Risk Factors

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The loss of governmental solar energy incentives such as tax credits available to customers who might purchase our solar products could result in a decrease in sales and revenues.

There are many federal, state, and local incentives such as tax credits that have supported the renewable energy market through the offer of solar energy tax credits and rebates to encourage homeowners to switch to renewable energy to lower their energy usage and switch to solar power. The amount of the solar rebates varies by program, but some are generous enough to cover up to 35% of someone's solar power system cost. These incentives dramatically lower the cost of a solar panel system or energy efficiency project. These solar tax credits and rebates often make solar power less expensive than power from the utility company. The tax incentives currently available may expire. For example, before year-end 2016, the Energy Policy Act of 2005 provides a 30% tax credit of the value of solar projects that was extended through 2019 and then declines gradually to 10% in 2022. After 2022, the credit will be eliminated for residential solar installations and will continue at 10% for commercial installations. Other incentives are programs designed to reward early adopters of solar power and energy efficiency, so the energy rebate amount per home continues to drop as the allocated funds are consumed. At some point, there may not be any incentives available to the public which could significantly reduce our sales and revenues.

Although we have engaged in operational activities since inception, we have not yet generated any material operating revenues, meaning that we have an evolving and unpredictable business model and management of growth, and we may never generate material operating revenues.

Although we have engaged in operational activities since inception, our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must consider the risks, expenses, and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for us include but are not limited to, an evolving and unpredictable business model and the management of growth due to future advances in technology and methods or processes by our competitors. To address these risks, we must, among other things, obtain a customer base, implement, and successfully execute ourbusiness and marketing strategy, continually develop, and upgrade our product offerings, respond to competitive developments, and attract, retain, and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition, and results of operations.

We have generated no material revenues from operations, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

As of the date of this filing, we have not generated any material revenues. Consequently, it is difficult, if not impossible to forecast our future results based upon our historical data. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in revenues or expenses. If we make poor budgetary decisions as a result of unreliable data, we may never become profitable which may result in a decline in our stock value.

If we are unable to generate significant revenue or secure additional financing, there is substantial doubt about our ability to continue as an ongoing business. If either case occurs, we may be unable to implement our Business Plan and grow our business.

We are a development stage company and are in the process of developing our products. Consequently, we have not generated any material revenues as of the date of this Prospectus. We have an accumulated deficit and have incurred operating losses since our inception and expect losses to continue during 2020 and 2021. The continuation of our business as a going concern is dependent upon the continued financial support from our shareholders, other investors, or generating material revenues.

There is uncertainty regarding our ability to implement our Business Plan and to grow our business to a greater extent than we can with our existing financial resources, described above, without additional financing or generating significant revenues. We currently have no agreements, commitments, or understandings to secure additional financing. Our long-term future growth and success are dependent upon our ability to commence selling our products, generate cash from operating activities, and/or obtain additional financing. There is no assurance that we will be able to commence selling our products, generate enough cash from operations, sell additional shares of common stock or borrow additional funds. Our inability to obtain additional cash could have a material adverse effect on our ability to fully implement our business plan and grow our business to a greater extent than we can with our existing financial resources,

Industry Risks

Specialized solar-related equipment is an emerging yet competitive industry and many of our competitors have greater resources that may enable them to compete more effectively.

We will compete with several domestic and international companies that offer a range of specialized solar-related equipment products that compete in the same market. Some of our competitors have greater resources than we do, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines, and new, more efficient competitors may enter the market. If we are unable to successfully compete with existing companies and new entrants to the market, there will be a negative impact on our business and financial condition.

Our targeted customer base is diverse, and we face a challenge in adequately meeting each group's needs.

Because we will serve multiple types of customers, from residential builders and solar installers to small commercial buildings, we must work constantly to understand the needs, standards, and technical requirements of several different customer groups and must devote significant resources to developing products for their interests. If we do not accurately predict our customers' needs and expectations, we may expend valuable resources in developing products that do not achieve broad acceptance across the markets.

Our success depends on the adoption of our products by our various types of potential customers, and if these potential customers do not accept and acquire our products then our revenues will be severely limited.

The major customer groups, to whom we believe our products will appeal, are residential and small commercial users but we may find that they will not embrace our products. Acceptance of our products will depend on several factors, including cost, ease of use, familiarity of use, convenience, timeliness, strategic partnerships, reliability, and other factors currently unknown. If we fail to adequately meet our customers' needs and expectations, our product offerings may not be competitive and our ability to commence or continue generating revenues could be reduced. We also cannot be sure that our business model will gain wide acceptance among all targeted customer groups. If the market fails to continue to develop or develops more slowly than we expect, our ability to commence or continue generating revenues could be reduced.

Competing forms of specialized solar-related equipment may be more desirable to consumers or may make our products obsolete.

There are currently several different competing specialized solar-related equipment technologies that are being marketed to our potential customers. Further development of any of these technologies may lead to advancements in technology that will make our products obsolete. Consumers may prefer alternative technologies and products. We cannot guarantee that solar power users who will be using our equipment will continue to grow within the industry. Any developments that contribute to the obsolescence of our products may substantially impact our business, reducing our ability to commence or continuing generating revenues.

Our current or future suppliers and/or component or third-party product assemblers could fail to fulfill our orders for our solar products system components or assemble our finished products for sale on a timely basis, which could disrupt our business, increase our costs, and could potentially cause us to lose our market share.

We anticipate that we will initially depend on one third-party manufacturer to assemble all the parts for our SMART LOAD CENTER™. This firm will depend upon approximately 100 parts suppliers to supply us with the parts necessary to assemble the SMART LOAD CENTER™.

These suppliers/assemblers could fail to supply parts or assemble the SMART LOAD CENTER™ to our specifications or in a workmanlike manner and may not deliver the systems on a timely basis. Our suppliers/assemblers must also obtain inventories of the necessary parts and tools for production. If our suppliers/assemblers fail to deliver products when ordered, we may not be able to fulfill customer orders on a timely basis and our reputation could be harmed and revenues reduced. Any change in assemblers could disrupt or delay our ability to fulfill orders for our solar products while we search for alternative supply sources, provide specifications, and test initial production, and our business prospects, results of operations, and financial condition could be materially and adversely affected.

Damage claims against our products could reduce our sales and revenues.

If any of our products are found to cause injury or damage, the Company could suffer financial damages. We have not had any claims for damages or losses from our products to date but that could change in the future. The Company has product liability insurance to protect against or mitigate potential losses. Any claims for damages related to the products we will sell could damage our reputation and reduce our revenues.

If we are unable to protect our proprietary rights, Intellectual Property, and technologies, our operations will be adversely affected.

Our success will depend in part on our ability to protect our proprietary rights, Intellectual Property, and technologies, including any U.S. and International patents and patents pending. Our failure to adequately protect our proprietary rights may adversely affect our operations. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use trade secrets or other information that we regard as proprietary. Based on the nature of our business, we may or may not be able to adequately protect our rights through patent, copyright, and trademark laws. Our means of protecting our proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, litigation may be necessary for the future to:

- Enforce intellectual property rights;
- Protect our trade secrets;
- Determine the validity and scope of the rights of others; and,
- Defend against claims of infringement or invalidity.

Any such litigation could result in substantial costs if we are held to have willfully infringed or are required to expend significant resources to develop non-infringing technology and would divert theattention of management from the implementation of our business strategy. Furthermore, the outcome of litigation is inherently difficult to predict, and we may not prevail in any litigation in which we become involved.

Even though we believe that certain companies may be infringing on our Intellectual Property portfolio, we may find that they are not infringing, they do not want to license our patents or applications, and they may file motions with the Federal District Court for a Declaratory Judgment. Any potential legal actions could take a long time before a conclusion is reached.

Local utilities could take action that would impact our estimated consumer savings.

Because the SMART LOAD CENTER™ will reduce the consumer's need to be on an electrical grid, utility companies could take action that increases the cost of electrical service they provide for homes having solar power options. Such actions could reduce our estimated consumer savings and have an unfavorable impact on the consumer demand for our product.

Risks Related to Management, Personnel, and Consultants

We depend heavily on our members of senior management and certain others, Stephen Burnett, Chairman; William Griffin, President & Chief Executive Officer (CEO); Robert Belts, Chief Financial Officer (CFO); Dr. Paul Dent, Chief Scientist, and inventor of the SMART LOAD CENTER™ and patent expert, as well as other managers. The loss of any of our members of senior management or consultants could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of Stephen Burnett, Chairman; William "Bill" Griffin, President & CEO; Dr. Paul Dent, Chief Scientist, Co-Founder, and inventor of the SMART LOAD CENTER™; Robert "Bob" Belts, Chief Financial Officer; as well as others. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled employees in addition to our current senior management and consultants, our business could suffer. Loss of the services of Stephen Burnett, Bill Griffin, Dr. Paul Dent, Bob Belts, or certain others could significantly deplete our institutional knowledge held by our existing senior personnel. We depend on the skills and abilities of these key employees/consultants in managing the product's development, marketing, and sales aspects of our business, any part of which could be harmed by turnover in the future.

Unlike traditional officers and Directors holding one-year terms, our Chairman of the Board, as an officer of the corporation, J. Stephen Burnett is elected by the Board every three years to a three-year term, which makes it more difficult for him to be removed as a Director than if he held this directorship for a traditional one-year term.

As specified by Article III, Section 2 and Article VI, Section 2 of our Bylaws, J. Stephen Burnett as Chairman of the Board is elected by the Board every three (3) years to a three-year term. Accordingly, Chairman Burnett will serve a three-year term concluding March 31, 2023 (or concluding at the Annual Shareholders Meeting in the Second Quarter of 2023). At the 2023 Annual Meeting, it is currently anticipated that he will stand for election for an additional three-yearterm by the shareholders. Unlike traditional directors holding one-year terms, our Chairman is elected by the Board every three years to a three-year term, which makes it more difficult for himto be removed as a Director than if he held this directorship for a traditional one-year term.

Risks Related to the Market for our Stock

Investors may have difficulty in reselling their shares due to the lack of market or state Blue Skylaws.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future.

The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the shares available for trading on the OTCQB, investors should consider any secondary market for the Company's securities to be a limited one. We intend to seek coverage and publicationof information regarding the Company in an accepted publication, which permits a "manual exemption." This manual exemption permits a security to be distributed in a state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and Directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all this information. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont, and Wisconsin.

Accordingly, our shares should be considered illiquid, which inhibits investors' ability to resell their shares.

If our stock is ever quoted on an OTC or other stock market, we may be subject to penny stock regulations and restrictions, and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations that generally define so-called "penny stocks" to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 pershare, subject to certain exemptions. We anticipate that if we become an SEC reporting company and secure qualification for a quotation for our securities on an OTC Market, our common stock will become a "penny stock", and we will become subject to Rule 15g-9 under the Exchange Act, or the "Penny Stock Rule". This rule imposes additional sales practice requirementson broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.

As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required about sales commissions payable to both the broker-dealerand the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in theaccount and information on the limited market in penny stock.

We do not anticipate that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in

a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Because our Board of Directors is largely comprised of internal members of management, shareholders will have to rely on our Directors and officers, none of whom are independent. Accordingly, members of our audit and compensation committees are not independent.

We have improved our corporate governance by moving to a six-member board of directors from an original board of all founding inside directors. Dr. Paul Dent, Larry Zirbel, and Eric Hinckley are current outside directors. Due to lack of independence, there is currently an inherent conflict with the Compensation Committee composed of Stephen Burnett, Larry Zirbel, and Phil Johnston and the Audit Committee composed of Stephen Burnett, Phil Johnston, and CFO Bob Belts, not a director. There are plans to add a qualified independent female 7th director as we commence the anticipated public offering following the Crowdfunding.

Certain of our shareholders hold a significant percentage of our outstanding voting securities, which could reduce the ability of minority shareholders to effect certain corporate actions.

Our officers, Directors, and majority shareholders are the beneficial owners of more than 50% of our outstanding voting securities. As a result, they possess significant influence and can elect most of our Board of Directors and authorize or prevent proposed significant corporate transactions. Their ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

Certain provisions of our Articles of Incorporation could have an effect of delaying, deferring, or preventing a change in control with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale, or transfer of substantially all our assets, or liquidation.

Our Articles of Incorporation provide that if there is ever a Registration Statement and it is declared effective; shareholders may not take any action by written consent. This could have the effect of delaying, deferring, or preventing a change in control with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale, or transfer of substantially all our assets, or liquidation.

Certain provisions of our Articles of Incorporation read together could have an effect of allowing the Board to change the voting rights of your stock without your approval, which could effectively deprive you of all voting rights, except those provided by law.

Our Articles of Incorporation permit the Board to amend our Bylaws. Section II.8 of our Bylaws indicates that each share has one vote. Based upon the foregoing, the Board can change the voting rights of our stock, including our common stock, without the shareholders' approval. Although the Board has voted to eliminate this right, it's an amendment to our Articles of Incorporation and thus requires shareholder vote and filing with the State.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in nonconvertible debt in a three-year period, or if the market value of our common stock held by nonaffiliates exceeds $700 million as of a December 31 fiscal year-end, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

The offering is being made on a "Best-Efforts" basis.

The offering of these securities is on a "best-efforts" basis. The Company has not contracted with an underwriter, placement agent, or any other person to purchase or sell all or a portion of its securities and there is no assurance that it can sell or any of the securities.

Management will have discretion as to the use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Additional capital may be required.

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or possibly terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Right to extend the offering deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate.

Offering materials are not intended to provide legal, tax, or accounting advice.

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Business is subject to unforeseen risks.

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities prior to making an investment.

The Offering

9. What is the purpose of the offering?

We anticipate funds raised in connection with this offering plus early production revenue in 2021 and 2022 will fund the development of our next version of the SMART LOAD CENTER™, necessary infrastructure, and capital equipment for high volume production, marketing activities, and ongoing patent activity.

10. How does the issuer intend to use the proceeds of the offering?

Use of Funds				
Description	**At Target Amount**		**At Maximum Amount**	
Total Proceeds	$	500,000	$	3,000,000
Less: Offering Expenses		(40,000)		(210,000)
Net Proceeds	*$*	*460,000*	*$*	*2,790,000*
Use of Net Proceeds				
Research & Development	$	230,000	$	1,395,000
Management		69,000		418,500
Administrative/Intrastructure Development		69,000		418,500
Marketing		27,600		167,400
Intellectual Property & Debt		32,200		195,300
Capital Expenditures		32,200		195,300
Total Use of Funds	*$*	*460,000*	*$*	*2,790,000*

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor will be required to complete and submit an Eligible Investor Questionnaire along with a requested investment amount.

2. Investment Agreement - The Investor will also execute an investment agreement with the Company using the Investor's electronic signature.

3. Acceptance of the Investment - If the investment agreement is complete, the Investor's commitment will be recorded. After the Offering closes, either through an initial closing or a final closing, the investment agreement will be counter-signed by the Company. The executed investment agreement will then be delivered to the Investor via email.

4. Investor Transfer of Funds - Upon receiving confirmation that an investment agreement has been accepted, the Investor will be responsible for transferring funds from a source that is acceptable by the Escrow Agent into an Escrow Account held by the Escrow Agent.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to prospective Investors to comply with any applicable state or local laws, rules, or regulations.

The investment agreement provides the Company the right to cancel the Offering for any reason before the Offering Termination Date.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the Offering Termination Date, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Investors shall direct all payments to the Escrow Agent (the "Escrow Agent") to be deposited into the Escrow Account (the "Escrow Account") until the target offering amount has been reached as stated in the disclosure document and provided for in the terms of the escrow agreement. The Escrow Agreement details all terms of the escrow agreement and process and should any information in this document be different than the information contained in the Escrow Agreement, the Escrow Agreement will govern.

The Offering is contingent upon the Company's receipt of the target offering amount prior to the Termination Date. All funds received from Investors will be held in an Escrow Account established by the Escrow Agent until the Minimum Offering Amount has been reached. When the target offering amount has been reached and funds have been received by the Escrow Agent and deposited into the Escrow Account pursuant to the terms of the escrow agreement, and provided that there have been no material changes that would require an extension of the Offering and recommitment of the investment, then, and only then, the Escrow Agent can begin an initial closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

Escrow Agent shall release Offering proceeds, less Escrow Agent's fee to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the target offering amount;
- the target offering amount has been deposited into the Escrow Account by the target date;
- this Form C and the information of this securities offering has been posted and publicly available on the Funding Portal for at least 21 days;
- the Issuer chooses to close the offering earlier than the target date to reach the target offering amount; and,
- the Issuer has notified the investor of the new deadline for the securities offering at least 5 business days prior to the new deadline and the investor does not cancel his or her investment commitment at least 48 hours prior to the new deadline (as described in Question 12 below.)

Escrow Agent shall return Investor's funds to the Investor if:

- the target offering amount has not been reached by the target date;
- prior to the target offering amount being reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,
- the Company terminates the Offering for any reason prior to the target offering amount is reached by the target date.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering and/or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the Offering is to remain open, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered?

Koolbridge Solar, Inc. ("the Company") is offering up to 3,000,000 shares of common stock. The Company will offer its shares at $1.00 per share. The gross proceeds that will be received by the Company on an aggregate basis are $3,000,000, assuming all shares are sold at $1.00 per share. The Company may have use of proceeds after the first $500,000 is received and may be allowed to sell additional shares if the offering is oversubscribed.

The following description is a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws have been filed as exhibits tothe Offering Statement.

Common Stock

We are authorized to issue 100,000,000 shares of common stock with a $.0001 par value per share. As of the date of this Offering Statement, there were 39,019,309 shares of common stock issued and outstanding held by approximately ninety-nine shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at a meeting of shareholders. The shareholders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our Directors and, in such event, the shareholders of the remaining minority shares will not be able to elect any of such Directors. The vote of the shareholders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is enough to authorize, affirm, ratify, or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption, or sinking fund provisions. Upon our liquidation, dissolution, or windup, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Our Articles of Incorporation provide in effect that after this O f f e r i n g Statement is declared effective, shareholders may not take any action except by written consent. This could have the effect of delaying, deferring, or preventing a change in control operate only with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale, or transfer of substantially all our assets, or liquidation.

Section 11 of our Articles of Incorporation permit the Board to amend our Bylaws. Section II.8 of our Bylaws, indicates that each share has one vote. Based upon the foregoing, the Board can change the voting rights of our stock, including our common stock, without the shareholders' approval. Although the Board has voted to eliminate this right, it's an amendment to our Articles of Incorporation and thus requires shareholder vote and filing with the State. The Company is working to complete these tasks, but until accomplished, this provision could effectively deprive you of all voting rights, except those provided by law.

Options and Agreement to Issue Options

We have a nonqualified stock option plan used to grant stock options to key members of management and other employees, Board members, advisors, consultants, and independent contractors. Since inception, we have granted options to purchase 10,418,563 shares of stock currently outstanding. Each stock option grant has an exercise period of ten years. Of the total outstanding, 10,078,563 options have been vested and 340,000 have not yet vested. There are 3,874,001 warrants outstanding, and a note with conversion rights of 124,137 shares as of the date of this offering. Total fully diluted shares of 53,436,010.

In March 2020, the Koolbridge Board of Directors approved a Dividend Equivalent Rights plan (DER) that provides for seven employees and independent contractors the right to receive a payment equal to any dividend paid on common shares based on the number of options each individual holds. As of August 2021, there are options to purchase 6,615,000 shares of stock covered by the DER.

14. Do the securities offered have voting rights? ☒ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

If yes, explain: Section 11 of our Articles of Incorporation permits the Board to amend our Bylaws. Section II.8 of our Bylaws, indicates that each share has one vote. Based upon the foregoing, the Board can change the voting rights of our stock, including our common stock, without the shareholders' approval. Although the Board has voted to eliminate this right, it's an amendment to our Articles of Incorporation and thus requires shareholder vote and filing with the State. The Company is working to complete these tasks, but until accomplished, this provision could effectively deprive you of all voting rights, except those provided by law.

16. How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

Restrictions on Transfer of the Securities Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred::

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 4.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer. *Note: Share numbers in this section are as of June 30, 2021*

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			☐ Yes ☐ No	☐ Yes ☒ No Specify:
Common Stock:				
	100,000,000	39,019,309	☒ Yes ☐ No	☐ Yes ☒ No Specify:
Debt Securities:				
	Promissory Note	$776,000	☐ Yes ☒ No	☐ Yes ☒ No Specify:
Other:				
	Convertible Note	$75,000	☐ Yes ☒ No	☐ Yes ☒ No Specify:

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	3,874,001
Options:	10,418,563
Other Rights:	124,137

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The dilution is material and will represent approximately 7.7% of total issued shares if all shares are sold.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The exercise of any rights held by the principal shareholders identified above could have an effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Our management has determined the offering price for the Company's 3,000,000 shares to be sold. The price of the shares we are offering was influenced by a third-party business and patent valuation (see Exhibit 2), the number of granted patents, filed patent applications, SMART LOAD CENTER™ status, management stability after eight years since founding, and other factors, including a growing alternative energy marketplace. We have no agreement, written or oral, with our shareholders about this price. The offering price bears no relationship whatsoever to our assets, earnings, book value, or other criteria of value other than what is stated above.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

There are no risks to purchasers of the securities relating to minority ownership in the issuer, other than general risks associated with a minority ownership interest in technology startup companies.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the issuer or assets of the issuer or transactions with related parties?**

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

24. Describe the material terms of any indebtedness of the issuer. *(Note: Does not include accrued interest.)*

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Outside Vendors	$65,414			
Bank of America	$64,114			Credit Card
Corporate Officers	$68,070			Unreimbursed business expenses
Dr. Paul Dent (Promissory Note)	$776,000	3%	December 2027	
Dr. Paul Dent (Convertible Note)	$75,000	7%	Due on Demand	In the event Company obtains qualified financing of $2,500,000 or more, the note may be converted into common shares of the Company at a

				25% discount to the selling price of the shares in the qualified financing

25. What other exempt offerings have the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2018	Private Placement	Common Stock	$446,000	Operations
2019	Private Placement	Common Stock	$276,000	Operations
2020	Private Placement	Common Stock	$100,000	Operations
2021	Private Placement	Common Stock	$250,000	Operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
  (1) any director or officer of the issuer;
  (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
  (4) any immediate family member of any of the foregoing persons.

☐ Yes ☒ No
If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

Financial Condition of the Issuer

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

As of December 31, 2020, Koolbridge Solar, Inc. had approximately $45,153 in cash in its bank account. Since our inception July 26, 2013, through December 31, 2020, we have spent approximately $3,700,000 in connection with the development of our first version of the SMART LOAD CENTER™, including engineering research and development, patent filings, UL approval, marketing, and general business activity. We estimate our total need for funds during 2021 and beyond for operations, tooling, and equipment needed to move toward the production launch of the SMART LOAD CENTER™ is approximately $500,000. Our funding requirements (Use of Funds), reflected in our Business Plan for are shown in the preceding section "Question 10" of this Offering Statement. Our Business Plan also shows projected EBITDA over the 2021 through 2026 time period. We presently have no contract, agreement, or commitment to raise additional funds, and without a successful capital raise, we will not have enough funds available to fund our product development and operational costs. This would significantly delay or impair our ability to implement our Business Plan.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $107,000 or less	☐The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ☐Financial statements of the issuer and its predecessors if any	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $107,000, but not more than $535,000	☐Financial statements of the issuer and its predecessors if any	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.

		If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $535,000 but not more than $1,070,000: • Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $535,000	☒Financial statements of the issuer and its predecessors if any	

Financial information can be found in Exhibit 2 to this Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
☐ Yes ☒No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   In connection with the purchase or sale of any security? ☐ Yes ☒ No

    (ii)   Involving the making of any false filing with the Commission? ☐ Yes ☒ No

    (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
☐ Yes ☒ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:

    (i)   At the time of filing of this offering statement bars the person from:

          (A) association with an entity regulated by such commission, authority, agency, or officer?
☐ Yes ☒ No

          (B) engaging in the business of securities, insurance, or banking? ☐ Yes ☒ No

          (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? ☐ Yes ☒ No

    (ii)   places limitations on the activities, functions, or operations of such person? ☐ Yes ☒ No

    (iii)   bars such persons from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   a scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the

Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to investors; and
    (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

*All information presented to investors hosted at https://www.follacapital.com is available in the Exhibits below.

Communications and Ongoing Reporting

Electronic Format

The Company shall provide the disclosure document, notices, and all other information to prospective Investors or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt-out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company which cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to terms of the Offering through a communication channel that leverages the "wisdom of the crowd". The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the online portal. The communication channel will be located on the funding portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its funding portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including its name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

Ongoing Reporting

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the issuer's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

Investors should consider potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the Company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the Company.

Taxes

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT, AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX, OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

Additional Disclosures

Investor Requirements

 Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:
- a signed, dated document identifying the Investor and containing the following certifications:

  ☐ "By checking this box, I, the investor, acknowledge that I have reviewed the issuer's Form C and Disclosure Materials, as well as the educational materials provided on the Portal, understood the risks that come with investing in issuing companies on the Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Portal does not offer any investment advice or suggestions."

  ☐ "By checking this box, I, the investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the offering's closing deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

  ☐ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Portal's educational materials."

  ☐ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Portal."

Offering Materials not All-Inclusive: The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

Forward-Looking Statements: Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

Security Agreement Fully Sets Forth all Terms, Conditions, and Restrictions: All terms, conditions, and restrictions of the securities offered are fully set forth in the security agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the security agreement. If any of the terms, conditions, or other provisions of the security agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the security agreement will control.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Stephen Burnett
(Signature)

John Stephen Burnett
(Name)

Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Stephen Burnett
(Signature)

John Stephen Burnett
(Name)

Chairman
(Title)

EXHIBIT 1
FINANCIAL INFORMATION
(AUDITED FINANCIAL STATEMENTS)



Koolbridge Solar, Inc.

Financial Statements

December 31, 2020 and 2019

Table of Contents



Independent Auditors' Report

To the Board of Directors and Management
Koolbridge Solar, Inc.
Wrightsville Beach, NC 28480

Opinion

We have audited the accompanying financial statements of Koolbridge Solar Inc. (the "Company"), which comprise the balance sheets at December 31, 2020 and 2019, and the related statements of operations, deficiency in stockholders' equity and cash flows for the years end ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has sustained recurring losses since inception and has working capital and accumulated deficits that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

Continued from previous page

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Daszkal Bolton LLP

Fort Lauderdale, Florida
June 30, 2021

Koolbridge Solar, Inc.
Balance Sheets
December 31, 2020 and 2019

<u>Assets</u>

		2020		2019
Current assets:				
Cash	$	45,153	$	66,331
Prepaid expenses		1,375		1,250
Total current assets		46,528		67,581
Intangible assets, net		23,924		25,692
Deposits		750		750
Deferred research and development charges, net		245,201		315,259
Total assets	$	316,403	$	409,282

<u>Liabilities and Deficiency in Stockholders' Equity</u>

		2020		2019
Current liabilities:				
Accounts payable	$	133,484	$	113,444
Accrued Expenses		10,000		10,000
Credit card debt		64,114		69,124
Accrued interest		85,318		56,788
Note payable to related party, current portion		282,827		208,911
Notes payable		75,000		75,000
Total current liabilities		650,743		533,267
Note payable to related party, net of current portion		493,173		567,089
Total liabilities		1,143,916		1,100,356
Commitments and contingencies				
Deficiency in stockholders' equity:				
Common stock $0.0001 par value: 100,000,000 shares authorized; 38,519,309 and 38,219,309 shares issued and outstanding, respectively		3,852		3,822
Additional paid-in capital		5,717,996		5,441,023
Treasury stock		(55,970)		(55,970)
Accumulated deficit		(6,493,391)		(6,079,949)
Total deficiency in stockholders' equity		(827,513)		(691,074)
Total liabilities and deficiency in stockholders' equity	$	316,403	$	409,282

See accompanying notes to the financial statements.

- 3 -

Koolbridge Solar, Inc.
Statements of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues	$ -	$ -
Costs and expenses:		
Amortization	1,769	1,769
Research and development	110,587	212,011
General and administrative	275,346	368,254
Total costs and expenses	387,702	582,034
Operating loss	(387,702)	(582,034)
Other (income) expense:		
Other (income)	(2,790)	(1,600)
Interest expense	28,530	32,844
Total other expense	25,740	31,244
Net loss before income taxes	(413,442)	(613,278)
Income taxes	-	-
Net loss	$ (413,442)	$ (613,278)

See accompaying notes to the financial statements.

- 4 -

Koolbridge Solar, Inc.
Statements of Deficiency in Stockholders' Equity
For the Years Ended December 31, 2019 and 2020

| | Common Stock | | Additional | Treasury | Accumulated | |
	Shares	Amount	Paid-In Capital	Stock	Deficit	Total
Balance at December 31, 2018	36,285,559	$ 3,629	$ 4,898,314	$ (55,970)	$ (5,466,671)	$ (620,698)
Stock issued for cash	1,840,000	184	275,816	-	-	276,000
Stock issued for services	93,750	9	14,053	-	-	14,062
Vested options issued for services	-	-	252,840	-	-	252,840
Net loss	-	-	-	-	(613,278)	(613,278)
Balance at December 31, 2019	38,219,309	$ 3,822	$ 5,441,023	$ (55,970)	$ (6,079,949)	$ (691,074)
Stock issued for cash	300,000	30	99,970	-	-	100,000
Vested options issued for services	-	-	177,003	-	-	177,003
Net loss	-	-	-	-	(413,442)	(413,442)
Balance at December 31, 2020	38,519,309	$ 3,852	$ 5,717,996	$ (55,970)	$ (6,493,391)	$ (827,513)

See accompanying notes to the financial statements.

Koolbridge Solar, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

		2020		2019
Cash flows from operating activities:				
Net loss	$	(413,442)	$	(613,278)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Amortization		1,769		1,769
Non-cash research and development costs		70,058		70,058
Stock-based compensation		177,003		266,899
Changes in assets and liabilities:				
Prepaid expenses		(125)		-
Accounts payable		20,039		(6,502)
Accrued expenses		23,520		21,415
Net cash used in operating activities		(121,178)		(259,639)
Cash flows from investing activities		-		-
Cash flows from financing activities:				
Proceeds from issuances of stock		100,000		276,000
Principal reductions to note payable		-		(45,000)
Net cash provided by financing activities		100,000		231,000
Net decrease in cash		(21,178)		(28,639)
Cash, beginning of year		66,331		94,970
Cash, end of year	$	45,153	$	66,331
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	-	$	21,429
Cash paid for taxes	$	-	$	-

Note 1 – Description of Business

Koolbridge Solar, Inc. ("we" or "the Company"), was incorporated in the state of North Carolina on July 26, 2013. Our principal business is to design, develop and sell innovative electrical products that allow energy to be integrated into homes more efficiently and economically, to reduce energy cost, and to provide greater supply reliability.

Note 2 – Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of accounting generally accepted in the United States of America ("GAAP"). A summary of our significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates
The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Going Concern
Our financial statements are prepared using GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from our development operations since inception and have no current source of revenue. In addition, we have used, rather than provided, cash in our operations.

It is our plan in this regard to obtain additional working capital through equity or debt financings. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Cash
We consider all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. Any amounts of cash in financial institutions which exceed Federal Deposit Insurance Corporation ("FDIC") insured limits expose us to cash concentration risk. The Company had no cash balances in excess of FDIC insured limits of $250,000 at December 31, 2020 and 2019, respectively.

Intangible Assets
Intangible assets consist of patents and other proprietary technology acquired by us and is stated at cost, and amortized on a straight-line basis over the estimated useful lives of the assets.

Note 2 – Summary of Significant Accounting Policies, continued

Accounting for Stock-Based Compensation
We use the fair value-based method of accounting for stock-based compensation for stock issued to independent consultants and contractors. We measure these shares at fair value determined at the issuance date, and recognize the expense over the periods in which the related services are rendered.

Financial Instruments
The carrying amount of our financial instruments, including cash, accrued expenses and notes payable approximate their fair values at December 31, 2020 and 2019.

Long-Lived Assets
We review long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its intangible assets, management performs an analysis of the anticipated undiscounted future net cash flow of the individual assets over the remaining amortization period. We recognize an impairment loss if the carrying value of the asset exceeds the expected future cash flows. There were no deemed impairments of our long-lived assets during 2020 and 2019.

Income Taxes
We account for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred income taxes are provided for temporary differences arising primarily from accrual basis recognition of certain expenses and the use of straight-line depreciation for financial statements and cash basis recognition of certain expenses and accelerated depreciation methods for income taxes. In addition, deferred income taxes are provided for carryforwards of net operating losses available to offset future taxable income and for contribution carryforwards. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. We establish valuation allowances to reduce deferred tax assets to the amount expected to be realized.

At December 31, 2020, we had gross deferred tax assets in excess of deferred tax liabilities. We determined that it is more likely than not that the net deferred tax assets will not be fully realized in the near term. As such, a full valuation allowance has been established against the entire balance of deferred tax assets.

We follow the provisions of Accounting Standards Codification ("ASC") 740: Income Taxes, and record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2020, we have no liabilities for uncertain tax positions. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The open tax years subsequent to 2016 are open and are subject to examination.

Note 2 – Summary of Significant Accounting Policies, continued

Income Taxes, continued

Management has performed its evaluation of all other income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

Recent Accounting Developments

Accounting pronouncements issued but not effective until after December 31, 2020 are not expected to have a significant effect on our financial condition, results of operations, or cash flows.

Date of Management's Review

The financial statements reflect management's consideration to events and transactions through June 30, 2021, the date these financial statements were available to be issued.

Note 3 – Intangible Assets

During 2014, we entered into an agreement to acquire "substantially all rights" to certain patents and patent applications, past, present and future from a related party. These rights included the right to design, develop, manufacture, and sell products and systems incorporating the patents/inventions, the right to license to other parties, the right to file foreign and US derivative applications, and the right to take any steps necessary to prevent unlicensed infringement by other parties. The value ascribed to the intangible asset acquired was based on the cost basis, as held by the related party. Payments made by us to the related party towards the $1,000,000 purchase price during the 10-year period were credited and prorated towards our economic rights in the related party's solar Intellectual Property.

The value of the patents and deferred charges were bifurcated into two components: (i) the acquisition of the existing patents (valued at the cost basis as held by the related party), and (ii) an R&D arrangement (valued at the residual value of the note less the value assigned to the existing patents acquired). The existing patents are capitalized and amortized over twenty (20) years, the expected useful life of the patents, and the R&D arrangement is capitalized (as a deferred charge) and amortized over the 10-year term of the arrangement (See Note 4 – Deferred Charges)

In 2017, the balance on the note payable related to the purchase was renegotiated whereby we entered into a new agreement that gave us full, unconditional ownership of existing patents and intellectual property, and all future patents and intellectual property developed in the area of solar systems and devices (See Note 5 – Related Party Note Payable).

Note 3 – Intangible Assets, continued

We capitalize costs incurred in connection with internally generated intangible assets where: (1) the costs relate to an intangible asset that can be specifically identified; (2) the identifiable intangible has a determinable life; and (3) the intangible is not one that is inherent in a going concern.

Our intellectual property consists of patented rights acquired with a cost basis of $35,370, which are being amortized over its estimated economic useful life of twenty years. Future estimate amortization is $1,769 per year.

Note 4 – Deferred Charges

During 2014, we entered into a research and development arrangement for assistance in the filing of derivative patent applications, in addition to future development of specific U.S. patent rights that will eventually be assigned to us. The initial value assigned to this agreement was $700,575, which is being amortized in annual installments of $70,058 over the term of the agreement, which is ten (10) years.

Note 5 – Notes Payable

In June 2017, we entered into a note payable agreement with an individual in the amount of $50,000. The loan was payable in one single balloon payment of $50,000 and carries an interest rate that varies between 12% and 24% depending on the timing of the balloon payment. The note had a balance of $0 and $45,000 at December 31, 2020 and 2019, respectively.

Related Party Note Payable

In December 2017, we entered into promissory note for value received with a related party in the amount of $776,000. The note carries an interest rate of 3% and is payable in 120 payment of principal and interest in the amount of $7,493 beginning January 31, 2018. The note had a balance of $776,000 at both December 31, 2020 and 2019.

In January 2018, we entered into a convertible note agreement with a related party in the amount of $75,000. The note carries an interest rate of 7%. The note is due on demand and accrued and unpaid interest shall be payable on December 31 of each year unless sooner paid. In the event we consummate a qualified financing of $2,500,000 or more, the note may be converted into common shares of our Company at a 25% discount to the selling price of the shares in the qualified financing.

Note 6 – Indebtedness

The following is a schedule of future principal payments at December 31, 2020:

Year Ending December 31,		
2021	$	356,676
2022		76,129
2023		78,444
2024		80,830
2025		83,289
Thereafter		175,632
	$	851,000

Note 7 – Equity

Common Stock

We have 100,000,000 shares of common stock authorized with a par value of $0.0001. Each share of common stock has one vote per share for the election of directors and all other items submitted to a vote of stockholders.

We issued 300,000 and 1,933,750 shares of common stock during 2020 and 2019, respectively.

During 2019, we sold and issued 1,840,000 shares of common stock, of which we raised $276,000 in cash.

During 2020, we sold and issued 300,000 shares of common stock, of which we raised $100,000 in cash.

Common Stock

During 2019, we contracted with several consultants to provide various services to us. We issued 50,000 shares of stock to employees and 43,750 shares of common stock to consultants for services. All shares were awarded at a value of $0.15 per share, the price paid in cash for our common stock. No such transactions took place in 2020.

Note 7 – Equity, continued

Share – Based Compensation

Stock Options

We use the Black-Scholes option pricing model to calculate the fair value of stock option awards as of their grant date. The variables used to calculate the value of the options granted were as follows:

	Commitment Date
Expected volatility	60.36%
Expected life	10 years
Risk-free interest rate	2.50%

During 2019, we granted options to purchase 2,445,000 shares of stock at an exercise price of $0.15 per share. The options vest over a range of immediately to 24 months.

During 2020, we granted options to purchase 1,700,000 shares of stock at an exercise price of $0.25 per share. The options vest over a range of immediately to 12 months.

Stock option activity for the years presented is as follows:

	Number of Shares		Weighted Avg. Exercise Price
Balance, January 1, 2019	7,019,563	$	0.27
Options granted	2,445,000		0.15
Options excercised	-		-
Options forteited	(383,500)		0.23
Options expired	-		-
Balance, December 31, 2019	9,081,063		0.25
Options granted	1,700,000		0.15
Options excercised	-		-
Options forteited	(462,500)		0.18
Options expired	-		-
Balance, December 31, 2020	10,318,563	$	0.25

Dividend Equivalent Rights Plan

In March 2020, our Board of Directors approved a Dividend Equivalent Rights Plan ("DER") that provides employees and independent contractors with the right to receive a cash payment equal to any dividend paid to holders of our common stock based on the number of options held by the individual.

Note 8 – Commitments and Contingencies

Legal Matters

From time to time, we are party to asserted claims, litigation and/or administrative proceedings arising from its operations in the ordinary course of business. We are not a party to any litigation or administrative proceedings that management believes would have a material adverse effect on our business, results of operations, financial condition, or cash flows.

In early October 2020, we filed a patent infringement lawsuit against SolarEdge Technologies. Activity in connection with this lawsuit is continuing. The outcome or results of the lawsuit cannot be predicted.

COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond the point of origin. On March 20, 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

Note 9 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant component of our net deferred income taxes are our U.S. federal net operating loss carryforward of approximately $4,073,000, of which approximately $392,000 begins to expire in 2035.

In assessing the ability to realize the deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible. Management considers the projected future taxable income and prudent and feasible tax planning strategies in making this assessment. At December 31, 2020 and 2019, our deferred tax assets are recorded net of full valuation allowances of approximately $1,496,000 and $1,391,000, respectively.

Note 10 – Subsequent Events

On February 4, 2021, we entered into an agreement with a broker-dealer to pursue additional financing through a crowd funding offering. The target offering amount is $500,000 and the maximum offering amount is $3,000,000.

On February 14, 2021, we issued 500,000 shares of common stock to an existing shareholder for cash in the amount of $250,000.

On March 31, 2021, we entered into an agreement with an attorney to assist in the preparation of an offering circular pursuant to Regulation A of the Securities Act of 1933, as amended covering shares of the company's common stock held by certain shareholders to assist the Company in submitting the Regulation A with the Securities and Exchange Commission.

In May 2021, the patent infringement lawsuit against SolarEdge Technologies was withdrawn without prejudice which allows us to refile the lawsuit after certain material events occur.

EXHIBIT 2
VALUATION NOTE

The SLC is a breaker box that automatically consumes solar power or utility power, based on availability, preset user priorities, battery charge status, time of day, instantaneous consumption, historical consumption patterns, and weather forecasts. Koolbridge plans to launch the SLC commercially in the early 2023. The SLC also finds application in the commercial market and is expected to be commercially launched post-2026.

Koolbridge sold its first SLC to Wilmington-based PV solar installer, Cape Fear Solar Systems, in April 2019. The SLC unit has been successfully running since the past one year. Inputs specific to the functionality of the SLC helped Koolbridge enhance the value proposition of the product by adding advanced features.

Another important product in Koolbridge's portfolio is the inverter, a transformer less sinewave DC-to-AC inverter based on patented technology. It converts direct current (DC) from a solar battery to alternating current (AC) of 120V and provides an efficiency of ~98% (usable AC current generated as a percentage of power used as input for the inverter). The inverter is lighter than other devices in the market and is thus expected to be cheaper.

2.2. Business Updates since the Last Valuation

Patent filings and pipeline: At the time of the previous valuation in 2017, the Company held 28 patent applications, of which 8 were granted and 20 were in the application/pending stage. Moreover, there were around 9 to-be-filed patent applications in the pipeline. Since the last valuation, Koolbridge has filed five new patent applications in the US. Currently, Koolbridge holds 30 patent applications, of which 23 are granted and 7 are in the application stage. Koolbridge is currently focused on analyzing market potential in the US and has not yet finalized targets markets outside the US. The international expansion is not planned in the foreseeable future as the Company seeks to capture the US domestic market in the immediate future.

Product development and UL approval: Koolbridge's team continues to improve, tweak, and test SLC prototypes. Koolbridge has already developed several versions of the SLC. It has received two Underwriters Laboratories (UL) certifications (UL60730-1 and UL67), and currently working on getting the third certification from UL and an FCC certification.

Aranca's discussion with the management suggests that regulatory approvals are not likely to pose any problem as the EMI interferences have been tested internally by the it. Following the approval, Koolbridge plans to solidify the agreement with an identified third-party manufacturer to get the product into the market by the early 2023. This delay in product launch is said to be a result of on-going COVID-19 pandemic. The prevailing pandemic situation led to delay in building of 10 prototypes planned in 2021. The management expects to complete this milestone by the end of 2021. The Company will shift its focus to the inverter's development after the SLC is successfully launched.

The management is confident on the timeline suggested and expects no further delay. However, the limited patent life and increased time to commercialization affects the overall monetary potential for both products.

In an effort to understand the market potential, improve its product, and increase the product visibility in the market, Koolbridge has embarked on a series of initiatives and signed strategic partnerships with several players. These include attending solar tradeshows and meeting the senior management of industry majors such as ABB, Schneider Electric, etc.

Pricing and costs: Over the past one year, Koolbridge met with several industry experts and potential distributors to identify the entry pricing point for its SLC. Feedback from the meetings was good; majority of the participants indicated strong interest in buying the product (via B2B channels) for around $1,500, with significant potential to increase up to $2,000 per unit of SLC in the residential market. Considering the unique switching feature and available market offerings, the Company has revised its entry price to $1,500 for residential SLCs. The starting cost of manufacturing would be around $1,300, which would reduce as volumes improve.

Team expansion: To expedite product development and expected commercialization, Koolbridge expanded its talent and advisory base since our last update in 2017. Eric Hinckley joined Koolbridge as the Technology Advisor and as a member of the Board of Directors. He is a seasoned professional with several years of experience in raising funds for renewable energy infrastructure projects. Dr. Ken Varner also joined the Company's Board of Advisors. He has rich experience in business development and technical consulting in developing solar projects, energy management, and energy data software development. Moreover, Dr. Jaap Haartsen also joined the Company's team of technology advisor. He has more than 30 years of experience in the area of wireless communications and holds more than 200 granted US patents.

Fundraising and direct public offering: Since the last valuation date, the Company raised about $800,000, which includes $300,000 through private placement in 2020 and remaining from existing investors.

The Company raised $300,000 in 2020 through private placement at $0.50 per share. One warrant was attached for each share of stock purchased, with an exercise price of $0.25 per warrant that could be exercised at any time over a ten-year period. However, the Company is in the advance stage of discussion on crowdfunding with Folla Capital.

As of September 30, 2020, the Company has cash outstanding of $64.6 million, which provides liquidity for the next 2-3 months, as it expects monthly costs to be close to $24,000, including research, product development, prototype production, and seed units. The current liquidity situation poses a significant risk.

The Company was planning to go public using the Direct Public Offering (DPO) route. However, considering the delay in commercialization of its key products, the management has postponed the plan and will reconsider once the company reaches the commercialization stage.

2.3. Technology Assessment

Since the last valuation, Koolbridge has filed five new patent applications in the US. Currently, the Company holds 30 patent applications, of which 23 are granted and 7 are in the application stage. Koolbridge has filed patents in the US along with other geographies which includes South Korea. Most of the patents have technologies pertaining to SLC and inverter and are incremental in nature thus strengthening the overall product portfolio. Few of the patents have technologies related to addressable electrical outlets, smart appliances and accessories supporting the overall solar system.

For the patent applications, Aranca conducted a comprehensive search to ascertain the validity and strength of patents and patent applications filed by Koolbridge. The search resulted in the identification of a few patents related to the concept of Koolbridge's patented technologies. After studying these in detail, Aranca concluded that Koolbridge's patents are novel and the risk of litigation in future is low.

<u>Summary</u>:

Koolbridge's product portfolio is built around Smart Load Center (SLC), a breaker box that can be used to automatically select the use of utility power or alternate power such as solar for each circuit in the box, and a Transformerless Sinewave DC-to-AC Inverter, which is lighter than other devices available in the market. Furthermore, an SLC can be programmed to control and monitor other devices implemented at homes. Other products, such as solar combiner, addressable electrical outlet, fast fault limiter breaker and solid-state phase-splitting transformer, are still at the ideation stage.

The technology described in Koolbridge's patents offers the following key advantages:

- **Transformerless inverter:** Inverter offers 98% conversion efficiency. The output terminal of the inverter is grounded as it provides protection from ground fault.

- **Fluctuation:** Transformerless inverter avoids high-frequency switching RF burn of solar panel and reduces substantial radio interference by avoiding low-frequency transformer.

- **Isolation:** Inverter provides isolation between input and output by decoupling the neutral to equipment ground through isolating relay.

- **Compensation:** Common mode filter is used because square waveform signal is used as DC input. This filter fulfills the major advantage of slowing down the rise and fall times of the square wave so as to avoid radio interference to DC equipment, e.g., DC battery, solar array, and others.

- **Protection:** AC ground leak detector implies detection of unwanted leakage impedance in DC circuit.

- **Fast circuit breaker response:** Fast breaker circuit that limits the fault current which conventional electro-mechanical circuit breakers let through to downstream circuits due to their slow trip action.

- **Improved power quality:** The inverter design provides sinewave output instead of modified sinewave along with DC bias prevention.

- **Load management:** The SLC provides more efficient and cost-effective control by reducing electronic components of the photovoltaic system.

- **Adaptive load sharing:** The adaptive load sharing system helps to continue the supply of power even in case of an outage, as the loads are shared continuously between the two energy sources (utility and solar).

- **Array combination:** The SLC and solar combiner efficiently manage the received power by selecting a suitable array. The SLC automatically switches between grid power and solar power to manage load efficiently according to the situation. A solar combiner eliminates the DC wiring.

- **Communication:** Smart appliance has a wired/wireless connection with the SLC. Smart appliances automatically adopted the tariff settings from the load center.

- **Cost effective:** The total cost of balance-of-system components required in an installation can be significant; therefore, it is an objective of this disclosure to describe the novel designs of inverters, safety devices, and automatic load management devices that provide a more efficient and cost-effective installation.

- **Reduced size, weight, and cost, and no-load power loss:** To overcome the drawbacks of using phase inverting transformers for powering a 240-Volt load, an alternate technique of using split-phase supplies from single-phase supplies is proposed.

- **Accurate monitoring of electrical parameters of multiple sources:** Two electrical sources may not be exactly synchronized in terms of frequency or may not be in the same phase. To monitor voltage current and power with a single microprocessor, the processor finds it difficult to decide which power sources' timing to consider. To overcome this problem, the processor is configured to monitor the electrical parameters of multiple sources that continue to operate smoothly during outages of either source.

- **Outlet detection with plugged-in appliance:** For Connecting the appliance to power source (either grid or solar), SLC needs to know which outlet the appliance is plugged into. To avoid this problem, the appliance connected to the outlet can carry out the switching in the outlet between the two power sources (grid and solar) without the intervention of SLC to take the decision.

- **Wireless communication:** In order to be a part of bigger eco-system Internet of things, wireless communication using widely used standards (Wi-Fi, Bluetooth) is used between the SLC, appliances and outlets to serve home automation purposes.

2.4. Target Market and Growth Drivers

The SLC is a smart device that can be used in any building unit to manage multiple energy sources and utilization channels. Its greatest benefit can be realized in a building unit powered by both utility and renewable (solar) energy where optimum energy management can result in significant cost savings. Furthermore, the SLC can serve the needs of users seeking to automate their energy environment. The demand for the SLC can therefore be said to be a function of solar penetration as well as expansion of the home energy management and smart appliances market in the US. Similar industry drivers are applicable to Koolbridge's inverter as well. As the SLC is most compatible with Koolbridge's inverter, majority of SLC installations are likely to be accompanied by the installation of the inverter. In addition, some inverters may be sold independently as well.

2020: A strong year for the US solar industry, with bright outlook ahead

As per a report, titled The U.S. Solar Market Insight 2020 Year in Review, by Solar Energy Industries Association (SEIA), solar photovoltaic (PV) systems of 19.2-gigawatt (GWdc) capacity were installed in the US in 2020 (up 43% YoY), with the fourth quarter witnessing record-high quarterly installations of over 8 GWdc. About 73% of capacity addition took place in the utility PV segment, followed by residential (16%), while the rest was contributed by the non-residential segment.

The report projects an aggregate addition of 324 GWdc in the US' solar capacity during 2021–30, which indicates thrice the growth witnessed in the previous decade. Growth would be seen across market segments, driven by factors such as extension of the solar investment tax credit (ITC) by two years, attractive financing options for funding solar installations in the residential market, and increased focus of utilities, state authorities, and solar customers to decarbonize the grid.

Chart 2: US Residential, Non-Residential and Utility PV Installed Capacity, 2010-2030 (GWdc)



	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
■ Utility	0.9	1.7	3.5	6.7	11.2	15.8	26.6	33.0	39.2	47.5	61.5	79.2	100.0	123.1	148.4	174.3	200.7	226.9	252.5	277.0	300.0
Non-residential	1.1	1.9	3.0	4.1	5.1	6.2	7.9	10.3	12.5	14.7	16.7	19.3	22.0	24.7	27.5	30.2	33.2	36.5	40.4	45.2	51.2
■ Residential	0.7	1.0	1.5	2.3	3.5	5.7	8.3	10.6	13.0	15.9	19.1	22.8	27.0	31.7	35.8	40.1	44.9	50.2	56.2	62.9	70.0

Sources: SEIA and Aranca estimates

HEM market: Getting smarter

Home energy management (HEM) describes a class of technologies that allow homeowners to monitor and manage their electricity consumption wisely. HEM products have low market penetration despite studies indicating that these products can lower household energy consumption by 4–12%. Factors such as rising demand for energy efficient systems, regulatory initiatives and technological advancements are likely to drive up the market of both solar energy installations and home energy management devices. This is likely to drive the value of Koolbridge's technology.

As per a report, titled Smart Energy Management 2020–27, by Allied Market Research, the smart energy market for HEM systems is projected to expand at a CAGR of 10.8% to $13.5 billion in 2027 from $6.6 billion in 2020. Geographically, North America is projected to be the largest market, contributing 44% during the forecast period, followed by Asia Pacific (26%) and Europe (16%). Growing awareness to optimize power usage, enhancing internet penetration, and rising adoption of internet of things (IoT) are projected to fuel demand in the smart HEM market.

Few reports have suggested a more conservative view on the market size, though these reports also reiterate growth potential going forward. A report from Modor Intelligence, titled Energy Management Systems Market – growth, trends, and forecast (2020–25), projects the HEM system market size to increase to $4.5 billion in 2025 from $2 billion in 2020, indicating a CAGR of 17.9%. Key growth drivers highlighted in the report are technological improvements, growing awareness regarding economizing energy usage, and increased adoption as well as need for smart homes. North America and Europe are the front runners in HEM installations globally.

As per MarketsandMarkets (a global research firm), the global HEM market is expected to expand at 12.9% CAGR to $4.1 billion by 2025 from $2.2 billion in 2020. This projection is broadly in line with the Modor Intelligence report. The Research and Market report published in March 2021 stated the global HEM market size to increase at a CAGR of 14.6% to $8.2 billion during 2019–27. Another report by 360Reserach indicates market growth potential of 10.5% CAGR during 2020–27.

Based our analysis of these sources, we estimate that the global US HEM market size would increase to a projected value of $5.6 billion in 2025 from $3.0 billion in 2020, registering a CAGR of 12.8%. The US is estimated to be the market leader, with market share of about 36–37% during 2021–33, followed by Europe and the Asia-Pacific. Aranca estimates that the US HEM market would grow at a CAGR of 12.4% during 2020–25 and ultimately expand at a long-term US economy growth rate of 3% to reach $3.1 billion by 2033.

Chart 3: US HEM Market, 2020–33 (in $ billion)



Sources: Allied Market Research, Research&Market, Marketsandmarkets, Modor Intelligence and Aranca Analysis

Chart 4: Rest of the World HEM Market, 2020–33 (in $ billion)



	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
▪ Americas, excl. US	0.4	0.5	0.5	0.6	0.7	0.8	0.9	1.0	1.0	1.1	1.1	1.2	1.2	1.2
▪ Asia-Pacific	0.7	0.8	0.9	1.1	1.2	1.4	1.6	1.7	1.8	2.0	2.0	2.1	2.1	2.2
▪ Europe + MENA	0.7	0.8	0.9	1.1	1.2	1.4	1.5	1.7	1.8	1.9	2.0	2.0	2.1	2.1

Sources: Allied Market Research, Research&Market, Marketsandmarkets, Modor Intelligence and Aranca Analysis

2.5. Projected Financial Statements

Koolbridge is currently a pre-revenue stage company and is generating minimal revenues from the sale of prototypes in the beta testing phase. Commercial operations of the SLC are estimated to start in early 2023. Based on market study and discussions with the Company, Aranca estimated Koolbridge's revenues for 2021–33 (considering patent expiry in 2033) in the following manner:

- Koolbridge would target the sale of SLCs in the residential market of the US. The potential market comprises new buildings and existing non-solar homes. New solar homes are expected to drive demand, as new homeowners are more likely to deploy a smart breaker box by incurring some additional cost, as opposed to existing owners who may find replacing their breaker boxes a more costly matter.

- Based on market studies and technology assessments, Koolbridge's SLC sales are projected to reach 10% of total new homes in the US by 2033 from 0.4% projected in 2024 and 2.4% in 2026.

- The Company's SLC is expected to be priced at $1,500 per unit, higher than the average price of comparable breaker boxes currently sold in the market due to its smart functionalities and energy-saving capabilities. Aranca considered these price estimates and forecast a small year-on-year decrease of approximately 2% in the per-unit price of SLCs after 2026, considering anticipated increase in competition.

  Based on the Company's estimates, Koolbridge's revenue is expected to peak at $297.7 million in 2033 from $75 million in 2026 and $15,000 estimated in 2021.

Chart 5: Revenues (in $million)



Sources: Management and Aranca forecasts

Aranca estimated Koolbridge's profitability potential as under:

- Koolbridge plans to outsource the manufacturing of all its products to select third-party manufacturers. Under this model, the management expects gross margins to increase to 47% by 2026 from 40% in 2023. Aranca benchmarked this with industry peers and concluded a long-term gross margin of 33% during 2031–33.

- The Company is expected to break-even in 2024, and its long-term EBITDA margins are likely to stabilize at 15% during 2031–33. This is broadly in line with the average EBITDA margin of 14-15% of comparable peers such as - Schneider Electric S.E., ABB limited, Eaton Corporation, Woodward Inc, Legrand SA, Honeywell International Inc and Eaton Corporation PLC. This translated into an after-tax net margin of 10% during 2031–33.

- Since the Company plans to operate under a third-party manufacturing model, we have considered a conservative capex assumption that is 2.5% of revenues (in line with peers). Investment in working capital is estimated at 75 days of revenues, in line with peers' performance.

Based on the above, we estimated Revenue and EBITDA of the Company during 2021–33.

Chart 6: EBITDA and Net Income (in $million)



Sources: Management and Aranca forecasts

IP and Business Valuation

3.1. IP Valuation

Discounted Cash Flow (DCF) Approach

Under the DCF approach, IP cash flows derived above were discounted at a discount rate of 22.1% representing return on equity to arrive at the present value of Koolbridge's IP. The IP value arrived at under this approach was **$21.6 million**.

Aranca analyzed the market for Koolbridge's products and used a top-down approach to value Koolbridge's US operations under the DCF method.

- Under this method, we assume that the Company will outsource manufacturing of all its products to select third parties.

- The product line includes the residential version of the SLC, which serve the HEM market.

- SLC prices in the US are kept in line with the management guidance of $1,500 until 2026 and decreased by marginal 2% after that. Our pricing assumptions are conservative considering anticipated increase in competition with new firms entering in the HEM market.

- The management projects Koolbridge to sell 50,000 SLC units in 2026, indicating a market share of 2.4% of total new homes (solar and non-solar) build in the US. We project Koolbridge's market share to grow to ~10% by 2033 with SLC units sold increasing to close to 230,000. There are about 1.6 million new home build in the US, of which 20% are assumed to be solar-energy-based right at the start of construction and 140 million existing homes in the US indicating huge demand potential from the retrofit market.

- There were several other changes in addressable and target market assumptions, including increase in estimated size of overall PV and HEM market. This will result in more opportunities for firms offering specialized and smart energy management product offerings.

- The Company being closer to commercial launch of SLC and other changes in market-related assumptions led to 230 basis points decline in the discount rate. We used a WACC of 22.1% under this method.

Relief from Royalty Method

Under this method, the value of patents and patent application was calculated based on the licensing fees or royalty they would be able to attract if they were to be licensed to or from another business. The value was estimated by assessing the licensing potential for SLC technology under the HEM market.

Aranca concluded that Koolbridge's technology can be deployed in nearly 85% of the HEM market as we feel SLC's market acceptance facilitated by Koolbridge's comprehensive product and IP portfolio covering almost every aspect of the Home Energy Management market. The Company is likely to capture a significant share of its target HEM market, starting with 1% share in 2023 (the first year of commercial operations) to peaking at 70% in 2032 and 2033 due to the strength of its IP portfolio and Koolbridge's first-mover advantage. However, the realization of this market share is dependent on Koolbridge's ability to secure licensing agreements with most players in the HEM market, such as General Electric Company, Siemens AG, ABB Ltd., Honeywell International Inc., Itron, and Schneider Electric SE. Given the nascent nature of Koolbridge's technology and the fact that it is yet to gain commercial acceptance, all these tie-ups are not expected to materialize. Aranca therefore assigned a 50% probability of success to the 70% market share, considering an effective market share of 30% in 2032 and 2033. Based on management inputs and benchmark royalty transactions, Aranca concluded a royalty rate of 5% of revenues for the SLC technology.

Royalty revenue derived was discounted at a discount rate of 22.1% to determine the value of the SLC at **$24.9 million**.

Table 3: Summary of Koolbridge's IP Valuation

	(in $ million)
DCF Method	21.6
Relief from Royalty Method	24.9

Source: Aranca analysis

3.2. Business Valuation

DCF Approach

Under the DCF approach, we first forecasted free cash flows generated from Koolbridge's SLC sales in the US operations and, thereafter, discounted free cash flows by 22.1% to arrive at their present value as of the valuation date. To arrive at the business value, the sum of the present values of all future cash flows and terminal value was taken into consideration.

We determined terminal value of the Company by considering the Gordon Growth approach. To arrive at the terminal value, the Gordon Growth Method assumes a constant growth in cash flows until perpetuity. We assumed the perpetual growth rate of 2% in line with the long-term US economic growth projection. We arrived at the business valuation of **$33.8 million** for Koolbridge.

Relief from Royalty Method

To arrive at the business valuation from these regions, we have projected licensing revenues to decline to zero by 2040 following the patent expiry in 2033. Royalty revenue derived was discounted at a discount rate of 22.1% to determine the value of the SLC at **$28.7 million**.

Table 4: Summary of Koolbridge's Business Valuation

	(in $ million)
DCF Method	33.8
Relief from Royalty Method	28.7

Source: Aranca analysis

3.3. Concluded Value

Considering the approaches discussed above, Aranca concluded that value of Koolbridge's intellectual property is **$21.6–24.9 million** and business value is **$28.7–33.8 million**.

3.4. Additional Upside potential

Additional product offerings: The current update primarily captures monetary potential solely from the launch of SLC in the residential market. However, Koolbridge may be successful in creating complementary demand for its inverters and SLC in commercial markets. This would generate higher revenues or licensing potential with limited marketing and distribution efforts.

Pending patent applications: The Company has progressed well on the research and development (R&D) and has filed for multiple patents in the US and Korea. Considering the stage of new applications filed and expected risk return profile, we have not separately captured the cash flow potential from these new patents in the current analysis. However, we have considered the impact of these patents on SLC. However, the Company can continue to strengthen its technology by filing additional domestic and international patents and look forward to tapping new potential markets by licensing the technology to strategic partners.

Outstanding NOLs: We understand that the Company reported an accumulated loss (NOL) of $6.3 million as on September 30, 2020, which could result in significant tax advantage. However, we understand that the Company is expected to break even in 2024 and by then the Company plans to raise significant amount of funding. The resulting capital structure changes will potentially trigger IRC Section 382, which will limit the benefit of outstanding NOL. It is highly unrealistic to predict the impact and hence, we have not considered the impact of existing net operating loss and resulting tax benefit in this valuation analysis.

Appendix

Back

4.1. Founder & Management Profile

Table 5: Management Team

Profile
Dr. Paul Dent (Co-Founder, Chief Scientist, and Director) Dr. Dent specializes in mathematical simulation of circuits, systems, and algorithms. At Koolbridge, he is responsible for managing the smart solar patent portfolio; prototype development; gaining approval from Underwriters Laboratories (a worldwide safety consulting and certification company); and lead mechanical, software, and electrical engineering teams. Prior to Koolbridge, Dr. Dent worked as Chief Scientist at Ericsson Mobile Telephone Company. While at Ericsson, he co-invented and led the team that developed the Bluetooth technology (a short-range wireless technology). The US Patent and Trademark Office recognized Dr. Dent as the leading patent inventor in wireless communication technology, having more than 350 US patents and over 1,000 international technology patents under his name. He holds a BSc in Electronics from the University of Southampton.
Stephen Burnett (Co-Founder & Chairman) In addition to Koolbridge, Stephen is currently working as Founder, Chairman, and CEO of ShareMail, Inc., an intellectual property holding company for diverse applications. Prior to founding Koolbridge, he worked for Remote Light, Inc. and Remote Light Water Company; Stephen co-founded these companies in 1999 and 2007, respectively. Both these companies were involved in the management of nearly 40 US and international ultraviolet (UV) light optical granted patents for drinking water, wastewater, and air purification and disinfection applications. Prior to this, he worked as Investment Advisor in Capital Investment Group, Inc. and Smith Barney Brokerage Firm. Stephen was also a partner with Sisters' Catering Company. He attended Wake Forest University School of Law and Cameron School of Business at UNC Wilmington. Stephen holds a Bachelor's degree in Political Science from the University of North Carolina.
Bill Griffin (President & CEO) Bill works with the Executive Management of Koolbridge Solar in business development, technical support, financial analysis, business operations, sales and marketing, sales management and operations, team building, and executive briefings. He has over 46 years' experience in business equipment, computer, telecommunications, energy, electronic control devices, and other service industries. Previously, Bill was Vice President of AMX for 10 years. He also worked at ElectroSource as Executive Vice President and later on as President and CEO. Earlier, at CompUSA, Bill served as Corporate Vice President and Officer. He holds a BS in marketing and economics from Niagara University.
Chris Tridico, Chief Technology Officer Chris has 41 years of extensive experience in implementation of emerging technologies and innovative products. His involvement spans roles from hands-on engineering to senior executive positions including Managing Director at Accenture, one of the world's most successful consulting organizations. He has delivered large scale innovative programs at dozens of global 500 companies such as Duke Energy, General Electric, Boeing and United Technologies Corporation. He has helped companies in a broad range of industries including aerospace/defense, automotive, banking, electronics, consumer & industrial products, healthcare, natural resources, software, telecommunications/wireless, and electric utilities. Mr. Tridico has worked on all links in the electric utility supply chain from energy exploration to consumption. He has had a long-standing interest in

solar energy with exposure towards solar thermal and photovoltaic systems. Rather than developing a competing solution, Chris is working with Koolbridge to develop its offerings.



Bob Belts (Chief Financial Officer)

Bob has worked with private as well as traded companies. He is helping Koolbridge develop a financial infrastructure that includes financial processes and procedures for accounting and reporting, budgeting and planning, and management controls. He has extensive experience working with executive management teams, investors, industry analysts and other business constituents from automotive manufacturing, services, nuclear and renewable energy. Bob has merger and acquisition experience and has an MBA from Michigan State University.

Larry Zirbel (Co-Founder & Director)



In addition to Koolbridge, Larry works as Senior Consultant at Clear Village, Inc., a company that provides software to local government bodies to handle government interactions and automate back-office processes. Larry founded Software Techniques, Inc., a software engineering start-up in 1986, where he developed a computer-assisted mass appraisal system for property valuation and assessment, which evaluates over 12 million properties worldwide. The company was sold to Thomson Reuters in December 2008. Previously, Larry worked with Lachman Associates, Inc. and IBM T. J. Watson Research Center. He holds a BS in computer science from the University of Illinois, Urbana-Champaign.

Phillips Johnston (Co-Founder, Vice Chairman, Chief Legal Counsel, & Director)



Phillips brings substantial business and strategic proficiency to Koolbridge's team. He served as CEO of two publicly traded companies: Digital Recorders and IDTek. Phillips also served as Director for Adams-Millis (NYSE), DRI (NASDAQ), Southern Film Extruders (NASDAQ), IDTek (OTC), and Marion Manufacturing Company (OTC). He founded the North Carolina Technology Association (NCTA) and has authored four business books. Phillips holds a BA in Economics from Duke University, a finance degree from University of New York, and a degree in Political Science and Government from Kennedy School of Government at Harvard University.

James H Millis, Jr (Director)



James joined Koolbridge's Board in 2018. He has been associated with Millbrook 1, LLC for a period of 10 years serving as the Company's CEO. James is also working as the CEO of James Millis Jr. Foundation. He has strong experience in the areas of product development and marketing. James was instrumental in strategic long-term planning for domestic and global growth during his stint as the Senior Vice President of Marketing for the Adams Millis Corporation. Acting as the CEO of Micromarketing OMO, James was responsible for new product launches, marketing research and product testing focusing on the consumer market. He is a member and the Board of Trustees at High Point University.

William "Bill" J. Pratt (Director)



Prior to joining Koolbridge in 2018, William was serving as the Founder (since 1991), Chairman, CEO and Chief Technology Officer of RF Micro Devices, Inc. The Company designs and manufactures high-performance radio frequency systems and solutions which finds application in wireless and broad band communications. In January 2015, RF Micro Devices was merged with TriQuint Semiconductors and the combined entity is known as Qorvo (a publicly listed entity). Prior to establishing RF Micro Devices, Bill was associated with Analog Devices as a Manager between 1971 to 1991. He holds BS in Electrical Engineering degree from Villanova. William is also the Board member of Guerilla-RF.

Curt Thornton (Co-Founder & Sr. Engineering Specialist)



In addition to Koolbridge, Curtis is currently working as Senior Technical Lead (Mechanical) at Sony Ericsson. Prior to this, he served as Consultant at Bespak, a medical device company. Curtis also worked as Senior Design Engineer at Teleflex Medical. His proficiencies include Pro/Engineer, Unigraphics, AutoCad, Ansys, Microsoft Project, and PatentPro. Curtis has authored over 60 US and international patents on medical devices and consumer products. He holds a BS in Engineering from the University of North Carolina.



Dr. Jeffrey SooHoo (Chief Software & Electrical Engineer)

Dr. SooHoo specializes in electrical design and fabrication of optics, mechanics, fluidics, electronics, software, and firmware. Currently, he also serves as President of State Machines of Raleigh, North Carolina. Previously, Dr. SooHoo worked at Plexigen from 2000 to 2011 as Director, Engineering, and Senior Electrical Engineer. In addition, he has worked with Alderon Biosciences, Powerware, and Naval Research Laboratory. Dr. SooHoo holds a BE in Engineering Science, an MS in Biomedical Engineering, and a PhD in Biomedical Engineering.

Edward Green (Intellectual Property Consultant)



Edward has engineering affiliations with IBM, Sun Microsystems, Lockheed, and Gearhart Industries. He has extensive experience in designing circuits found in SPARC® and PowerPC® architecture microprocessors, video compression boards, minicomputer memory controllers, missile guidance systems, and satellite data acquisition systems. Edward is also involved in securing and defending IP rights (patent, copyright, and trademark registration and enforcement). He has co-authored four US patents. Edward holds a BS in Electrical Engineering from Tennessee Technological University. He earned his Juris Doctor (doctoral degree in law) from the NC Central University of Law and is registered to practice before the US Patent and Trademark Office.

4.2. Assumptions and Limiting Conditions

This executive summary must be read in conjunction with the independent appraisal report issued on the same date. The appraisal report is subject to the following assumptions and limiting conditions:

All reported facts, comments, estimates, opinions and statistical information set forth in this report have been obtained from sources believed to be accurate, reliable and knowledgeable. No liability is assumed for the content or accuracy of the data furnished by others, including information and representations provided by management to Aranca.

Aranca and the analyst have made no attempt to verify the accuracy, veracity, conformity and topical nature of the data gathered from such sources.

Any adjustments thereto and any forecasts and projections presented in the report, are included solely to assist in the development of the value estimate presented in the report.

We do not provide assurance on the achievability of the results forecasted because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of the management along with many other external factors.

The conclusions of value are based on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and the integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners' participation would not be materially or significantly changed.

Because of the limited purpose of this presentation, the information may be incomplete and contain departures from generally accepted accounting principles and/or other guidelines established by recognized regulatory and other governing bodies. We express no opinion or other assurances on the information presented and it should not be used for any other purpose other than to assist in this valuation.

Possession of the report does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone other than the client and the specified reason as stated in the report, without written consent of Aranca. Notwithstanding anything to the contrary herein, the Company shall be entitled to disclose the report (i) as required by law, rule, regulation or request of any federal, state or local government or regulatory body, including without limitation the United States Internal Revenue Service, or of any securities exchange, (ii) as may be required in response to any summons or subpoena or any litigation, or (iii) to the Company's officers, directors, auditors, accountants, tax advisors, legal counsel, on an as-needed basis.

The contents of this valuation are an opinion of value for the purposes stated. In no way should this be construed as a recommendation to buy or sell the underlying company. Aranca and the analyst support only the opinions stated in the report and assume no responsibility for use of formulas and other approaches based on these conclusions in the future.

This valuation is valid only for the valuation date presented in the report. Aranca and the analyst have no responsibility to update the report for events and circumstances that occur subsequent to the valuation date, until and unless specifically requested by the Company to do so.

We owe responsibility only to the company that has retained us for this engagement and nobody else.

Aranca does not accept any liability to any third party in relation to the issue of the valuation report.

4.3. Brief Profile of Key Members of Appraisal Team

Bharat Ramnani, ASA, Chartered Accountant
Director, Valuation Services (Practice Lead)

Bharat joined Aranca in 2006 and currently leads the firm's Valuations & Advisory Services practice. He has more than 12 years of professional experience in corporate finance, equity research, and business valuation. Bharat has executed independent business and independent valuation assignment for more than 300 US-based, VC-funded privately held businesses across diverse industry sectors, including semiconductor, software, online advertising, social media, internet-based business, and life sciences. He also manages Aranca's relationships with private equity clients across the globe, helping them in the valuation of their investment targets.

Prior to joining Aranca, Bharat worked with the Finance team at R.A.K Ceramics in the Middle East. In this capacity, he was involved in a host of corporate finance activities, including working capital management, business reviews, and new business evaluations. Bharat holds the Accredited Senior Appraiser (ASA) designation conferred by the American Society of Appraisers and is a qualified Chartered Accountant (CPA equivalent in India).

Arun Mantena, CFA, CPVA
Associate Director

Arun has over ten years of professional experience in business valuation, financial modeling, consulting, IP Valuation, corporate finance and transaction advisory services across new age economy and traditional sectors. Prior to joining Aranca, Arun worked as an agri-business consultant to co-design and develop integrated agroparks in India and around the world. Arun has exposure to the IT sector as well, having worked with leading IT services company Tata Consultancy Services.

His Scholastic credentials include MBA, Finance from S.P. Jain School of Global Management, Singapore-Dubai (ranked among the Top 10 in the world: Forbes best international 1 year MBA (2015-16) and Top 100 in the world: The Economist full-time MBA rankings 2015) and Bachelor of Engineering in Electronics and Communication Engineering from Manipal Institute of Technology, Manipal University. Arun is Chartered Financial Analyst (CFA) charter holder (cleared all three levels at first attempt) and also holds a Certified Patent Valuation Analyst (CPVA) designation.



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EXHIBIT 3
SUBSCRIPTION AGREEMENT



SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATES, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT ACCORDING TO SUCH RESTRICTIONS.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE MATERIALS PRODUCED TO THE SUBSCRIBERS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Subscription Agreement ("Agreement") is entered into on _____ by and between:

        Koolbridge Solar, Inc. (KBS)

and

_____ ("Investor"),

Collectively referred to as the "Parties."

RECITALS

KBS is offering UP TO 3,000,000 shares (the "Shares") of the Common Stock (the "Stock") in the Company at a purchase price of ONE-DOLLAR ($1.00) per share.

The Shares are securities as defined by the Securities Act of 1933, as amended (the "Securities Act").

Investor understands that the Offering is being made without registration of the Shares under the Securities Act, or any securities law of any state of the United States or any other jurisdiction.

Investor understands the risks related to the purchase of the Shares.

KBS desires to sell its Shares to Investor.

Investor desires to purchase the Shares from KBS.

This Agreement shall govern the sale of the Shares by KBS and the purchase of the Shares by Investor.

The Parties desire to be bound by the terms of this Agreement.

1.   Purpose. The purpose of this Agreement is to define the terms that will govern the sale of the Shares by Company to Investor and the purchase of the Shares by Investor from Company.

2.   Definitions. The capitalized terms included in this Agreement shall have the following definitions.

"Company" means Koolbridge Solar, Inc., a North Carolina corporation, and the issuer of the Shares.

"Exemption" means the exemption from the registration requirements of Section 4(a)(6) of the Securities Act of 1933.

"Final Closing" means the closing of the Offering, which shall occur at the latest on March 31, 2022, unless amended by the Issuer.

"Funding Portal" means Folla Capital, LLC which is the intermediary used by Company to facilitate this Offering.

"Initial Closing" means the sale of the Shares by Company and the payment of funds by Investor.

"Maximum Offering Amount" means the maximum amount Company intends to raise through this Offering.

"Offering" means this sale of securities pursuant to the Offering Memorandum dated August 1, 2021.

"Offering Materials" means the Offering Memorandum, the Disclosure Document, the educational materials provided by the Funding Portal, and information about Company and this Offering found on the Funding Portal's platform.

"Investment Commitment" means investors intent to purchase the shares for a sum of money calculated by multiplying the number of Shares subscribed to by an Investor by the price at which Company is offering the Shares.

"Purchase Amount" means a sum of money calculated by multiplying the number of Shares purchased by Investor by the price at which Company is offering the Shares.

"Restricted Securities" means securities acquired from Company that are subject to the resale limitations of 17 CFR § 227.501.

"Shares" means the Shares of KBS.

"Target Offering Amount" means the minimum amount Company intends to raise through this Offering.

3.   Application. Subject to the terms and conditions in this Agreement and its Exhibits, Investor subscribes for the Shares for the aggregate Purchase Amount of $_____.

Investor understands and agrees that KBS shall have the sole right, at its complete discretion, to accept or reject this Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by KBS only when it is signed by a duly authorized officer of Company and delivered to Investor at the Closing. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, KBS shall have no obligation to issue any of the Shares to any person who is a resident of a jurisdiction in which the issuance of Shares to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

In the event that this subscription is rejected in whole or in part, KBS shall promptly return all, or the applicable portion of the money paid, to Investor, as the case may be, and this Agreement shall thereafter have no force or effect except with respect to the portion, if any, of this subscription that is accepted by Company.

4.   Purchase. The purchase and sale of the Shares shall be consummated by executing this Agreement and filling out the investment questionnaire through WealthBlock, opening an account with the Funding Portal, and paying the Purchase Amount. Investor may make payment for the Shares by ACH, wire transfer, or check payable to Company or by any such other method made available by the Funding Portal on its platform.

At the Initial Closing, Company shall deliver to Investor a signed copy of this Agreement.

The Final Closing of the Offering shall be on March 31, 2022, unless amended by the Issuer. After the Final Closing, Company shall close the Offering and cease offering the Shares to any other persons. Upon Final Closing, the funds will be released to Company and Investor will receive securities in exchange for his/her investment.

Investor may cancel his/her Investment Commitment until 48 hours prior to Final Closing.

If Company reaches the Target Offering Amount prior to the Final Closing, it may close the Offering early. In such a circumstance, Company will provide Investor notice of the new closing date at least five business days prior to the new closing. Any oversubscribed Shares sold after the closing shall close on the Final Closing date or earlier with at least five business days' notice.

If there is a material change made to the Offering, Investor must reconfirm his/her Investment Commitment in order to retain the Shares. If Investor fails to reconfirm his/her Investment Commitment, it will be canceled, and the committed funds will be returned.

All certificates representing the Shares, and all Shares issued in replacement thereof or in exchange therefore, shall bear the following or comparable legend, which the Investor has read and understands:

The Shares represented by this Certificate have not been registered under the Securities Act. The Shares have been acquired for investment and may not be sold or transferred in the absence of an effective Registration Statement for the Shares under the Act unless, in the opinion of counsel satisfactory to the Company, registration is not required under theAct.

5.   Representations and Warranties. The representations, warranties, and agreements, together with all other representations and warranties made or given by Investor to Company in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the date of the Initial Closing as if made on and as of such date and shall survive such date. If more than one person is signing this Agreement, each representation, warranty, and undertaking herein shall be the joint and several representation, warranty, and undertaking of each such person.

a. Investor represents and warrants to Company that Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Shares, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

b. Investor represents and warrants to Company that Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Shares as a nominee or agent or otherwise for any other person.

c. Investor represents and warrants to Company that Investor shall comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Shares and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

d. Investor represents and warrants to Company that Investor has received and has relied only on the information contained in the Offering Memorandum.

e. Investor represents and warrants to Company that Investor is not relying on any communication (written or oral) of Company or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Offering Memorandum or otherwise by Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Shares, and that neither Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Shares. Investor acknowledges that neither Company nor any of its affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining Investor's authority to invest in the Shares. Investor is familiar with the business and financial condition and operations of Company, all as generally described in the Offering Memorandum. Investor has had access to such information concerning Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

f. Investor represents and warrants to Company that Investor understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Offering Memorandum and in this Agreement. Investor has carefully evaluated the risks of investing and has the capacity, either alone, or with a professional advisor, to protect his/her/its own Shares in connection with a purchase of the Shares.

g. Investor represents and warrants to Company that Investor is able to bear any loss associated with an investment in the Shares.

h. Investor represents and acknowledges that Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and Company shall return the previously paid Purchase Amount of the Shares, without interest thereon, to Investor.

i. Investor represents and warrants to Company that Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

j. Investor represents and warrants to Company that Company has not (a) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Shares or (b) made any representation to Investor regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, Investor is not relying on the advice or recommendations of Company and Investor has made its own independent decision that the investment in the Shares is suitable and appropriate for Investor.

k. Investor represents and warrants to Company that Investor is not relying upon any person, other than Company and its officers and directors, in making its investment or decision to invest in Company. Investor agrees that neither any Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of any Investor shall be liable to any other Investor for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

l. Investor represents and warrants that he/she has reviewed the Offering Memorandum and Bylaws. Investor understands that any projections which may be made in the Offering Memorandum are mere estimates, was prepared by Company's management, and may not reflect the actual results of Company's operations. Investor represents that Investor has received from Company the documents, records, and books that Investor requested in order to evaluate this Offering.

m. Investor represents and warrants to Company that Investor has such knowledge, skill, and experience in business, financial, and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. Investor has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares. Investor has determined that the investment is suitable for him/her.

n. Investor represents and warrants to Company that Investor is acquiring the Shares solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares.

o. Investor understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bonafide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor understands that the Shares are "Restricted Securities" under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements are available. Investor acknowledges that Company has no obligation to register or qualify the Shares for resale. Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to Company which are outside of Investor's control, and which Company is under no obligation, and may not be able, to satisfy.

p. Investor represents and warrants to Company that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Shares under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and that the certificates representing the Shares will bear a legend-making reference to the foregoing restrictions. Additionally, Company and its affiliates shall not be required to give effect to any purported transfer of such Shares except upon compliance with the foregoing restrictions.

q. Investor represents and warrants to Company that, unless an Investor has indicated to the contrary on the Agreement, he/she will certify that his/her taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he/she is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty percent (20%) withholding on interest or dividends paid to the holder of the Shares.

r. Investor represents and warrants that he/she understands that the price of the Shares has been determined arbitrarily by Company and may not be indicative of the true value of the Shares.

s. Investor represents and warrants that all information that Investor has furnished and furnishes to Company are true, correct, and complete as of the date of execution of this Agreement and if there should be any material change in such information prior to the Initial Closing, Investor will immediately furnish such revised or corrected information to Company.

t. Investor represents and warrants that he/she understands that if the sum of the Investment Commitments does not equal or exceed the Target Offering Amount at the offering deadline specified in the Offering Materials, no securities will be sold in the Offering, Investment Commitments will be canceled and committed funds will be returned.

u. Investor represents and warrants that he/she has received and reviewed the educational materials provided by Funding Portal.

6.   Transferability. Investor understands that the Shares are "Restricted Securities" under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements are available.

Even if an Investor's Shares become eligible to be transferred, Investor shall not at any time transfer any of his, her, or its Shares except in accordance with the conditions and limitations set forth in the Bylaws.

7.   Indemnification. The Investor agrees to indemnify and hold the Company and its agents, representatives, and employees harmless from and against all liability, damage, loss, cost, and expense (including reasonable attorneys' fees) which they may incur by reason of the failure of the Investor tofulfill any of the terms or conditions of this Agreement, or by reason of any inaccuracy or omission in the information furnished by the Investor herein or any breach of the representations and warranties madeby the Investor herein or in any document provided by the Investor to the Company.

8.   Notices. All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered personally, sent by electronic delivery, or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to Company: Koolbridge Solar, Inc.
                                            710-B Waynick Boulevard
                                            Wrightsville Beach, NC 28480
                                            E-mail: jsburn77@aol.com
                                            Attention: Stephen Burnett, Chairman

If to Investor:

By executing this Agreement, Investor consents to electronic delivery, including by means of e-mail or by posting on an electronic message board or by other means of electronic communication. Notices and materials that may be submitted by electronic delivery include notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, information about the investment, and any and all other documents, information, and communications concerning the affairs of Company, required or permitted to be provided to Investor.

9. **Miscellaneous.**

   a. This Agreement has been duly and validly authorized, executed, and delivered by the Investor and constitutes the valid, binding, and enforceable agreement of the Investor. If this Agreement is being completed on behalf of an entity, it has been completed and executed by an authorized party.

   b. The Offering Statement, this Agreement and any documents referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereofand together supersede all prior discussions or agreements in respect thereof.

   c. Within five (5) days after receipt of a written request from the Company, the Investor agrees to provide such information, to execute and deliver such documents and to take, or forbear from taking,such actions or provide such further assurance as reasonably may be necessary to correct any errors in documentation or to comply with any and all laws to which the Company is subject or to affect the terms of the Offering Statement.

   d. The Company shall be notified immediately of any change in any of the information contained above occurring prior to the Investor's purchase of the Shares or at any time thereafter for so long as the Investor is a holder of the Shares.

   e. The Company has made available upon request the Company's charter, Bylaws, capitalization table, financials, and other information if needed. There are certain risks associated with making investments in small companies and investors may lose their entire investment. Upon request, investors can be provided with copies of material contracts.

   f. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

   g. Neither this Agreement nor any right, remedy, obligation, or liability arising hereunder nor by reason hereof shall be assignable by either Company or Investor without the prior written consent of the other party.

   h. INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

   i. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina. Investor agrees that any action or proceeding directly or indirectly relating to or arising out of this Agreement of this Offering, any breach hereof, or any transaction covered hereby shall be resolved, whether by arbitration or otherwise, within the State of North Carolina.

   j. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

   k. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

l. All representations, warranties, and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by Company and the Final Closing, (ii) changes in the transactions, documents, and instruments described in the Offering Materials which are not material, or which are to the benefit of Investor and (iii) the death or disability of Investor.

m. If any action or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding in addition to any other relief to which they may be entitled.

n. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

o. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

THE SIGNATURE PAGE IS PART OF THIS AGREEMENT

Name of Investor (Please Print): _____

Signature of Investor (Please Sign): _____

Investor's Mailing Address:

_____

_____

Investor's E-Mail Address:

Investor's Telephone Number (m): _____

Investor's Telephone Number (h): _____

Purchase Amount of $_____

Agreed and Accepted: Koolbridge Solar, Inc.

By:

Name: John Stephen Burnett

Title: Chairman

Date: _____

EXHIBIT 4

DEFINITION OF ACCREDITED INVESTOR §230.501

Definitions and terms used in Regulation D.

As used in Regulation D (§230.500 *et seq.* of this chapter), the following terms shall have the meaning indicated:

(a) *Accredited investor. Accredited investor* shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(i) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

      (C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

      (A) Such right was held by the person on July 20, 2010;

      (B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

      (C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

(b) *Affiliate.* An *affiliate* of, or person *affiliated* with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) *Aggregate offering price. Aggregate offering price* shall mean the sum of all cash, services, property, notes, cancellation of debt, or other consideration to be received by an issuer for issuance of its securities. Where securities are being offered for both cash and non-cash consideration, the aggregate offering price shall be based on the price at which the securities are offered for cash. Any portion of the aggregate offering price attributable to cash received in a foreign currency shall be translated into United States currency at the currency exchange rate in effect at a reasonable time prior to or on the date of the sale of the securities. If securities are not offered for cash, the aggregate offering price shall be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Such valuations of non-cash consideration must be reasonable at the time made.

(d) *Business combination. Business combination* shall mean any transaction of the type specified in paragraph (a) of Rule 145 under the Act (17 CFR 230.145) and any transaction involving the acquisition by one issuer, in exchange for all or a part of its own or its parent's stock, of stock of another issuer if, immediately after the acquisition, the acquiring issuer has control of the other issuer (whether or not it had control before the acquisition).

(e) *Calculation of number of purchasers.* For purposes of calculating the number of purchasers under § §230.506(b) and 230.506(b) only, the following shall apply:

(1) The following purchasers shall be excluded:

(i) Any relative, spouse, or relative of the spouse of a purchaser who has the same primary residence as the purchaser;

(ii) Any trust or estate in which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interests);

(iii) Any corporation or other organization of which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(ii) of this section collectively are beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests; and

(iv) Any accredited investor.

(2) A corporation, partnership, or other entity shall be counted as one purchaser. If, however, that entity is organized for the specific purpose of acquiring the securities offered and is not an accredited investor under paragraph (a)(8) of this section, then each beneficial owner of equity securities or equity interests in the entity shall count as a separate purchaser for all provisions of Regulation D (§§230.501-230.508), except to the extent provided in paragraph (e)(1) of this section.

(3) A non-contributory employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 shall be counted as one purchaser where the trustee makes all investment decisions for the plan.

NOTE: The issuer must satisfy all the other provisions of Regulation D for all purchasers whether or not they are included in calculating the number of purchasers. Clients of an investment adviser or customers of a broker or dealer shall be considered the "purchasers" under Regulation D regardless of the amount of discretion given to the investment adviser or broker or dealer to act on behalf of the client or customer.

(f) *Executive officer. Executive officer* shall mean the president, any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Executive officers of subsidiaries may be deemed executive officers of the issuer if they perform such policy-making functions for the issuer.

(g) *Final order. Final order* shall mean a written directive or declaratory statement issued by a federal or state agency described in §230.506(d)(1)(iii) under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(h) *Issuer.* The definition of the term *issuer* in section 2(a)(4) of the Act shall apply, except that in the case of a proceeding under the Federal Bankruptcy Code (11 U.S.C. 101 *et seq.*), the trustee or debtor in possession shall be considered the issuer in an offering under a plan of reorganization if the securities are to be issued under the plan.

(i) *Purchaser representative. Purchaser representative* shall mean any person who satisfies all of the following conditions or who the issuer reasonably believes satisfies all of the following conditions:

(1) Is not an affiliate, director, officer, or other employee of the issuer, or beneficial owner of 10 percent or more of any class of the equity securities or 10 percent or more of the equity interest in the issuer, except where the purchaser is:

(i) A relative of the purchaser representative by blood, marriage, or adoption and not more remote than a first cousin;

(ii) A trust or estate in which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interest) or of which the purchaser representative serves as trustee, executor, or in any similar capacity; or

(iii) A corporation or other organization of which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(ii) of this section collectively are the beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests;

(2) Has such knowledge and experience in financial and business matters that he is capable of evaluating, alone, or together with other purchaser representatives of the purchaser, or together with the purchaser, the merits, and risks of the prospective investment;

(3) Is acknowledged by the purchaser in writing, during the course of the transaction, to be his purchaser representative in connection with evaluating the merits and risks of the prospective investment; and

(4) Discloses to the purchaser in writing a reasonable time prior to the sale of securities to that purchaser any material relationship between himself or his affiliates and the issuer or its affiliates that then exists, that is mutually understood to be contemplated, or that has existed at any time during the previous two years, and any compensation received or to be received as a result of such relationship.

NOTE 1 TO §230.501: A person acting as a purchaser representative should consider the applicability of the registration and antifraud provisions relating to brokers and dealers under the Securities Exchange Act of 1934 (*Exchange Act*) (15 U.S.C. 78a *et seq.,* as amended) and relating to investment advisers under the Investment Advisers Act of 1940.

NOTE 2 TO §230.501: The acknowledgment required by paragraph (h)(3) and the disclosure required by paragraph (h)(4) of this section must be made with specific reference to each prospective investment. Advance blanket acknowledgment, such as for *all securities transactions* or *all private placements,* is not sufficient.

NOTE 3 TO §230.501: Disclosure of any material relationships between the purchaser representative or his affiliates and the issuer or its affiliates does not relieve the purchaser representative of his obligation to act in the interest of the purchaser.

[47 FR 11262, Mar. 16, 1982, as amended at 53 FR 7868, Mar. 10, 1988; 54 FR 11372, Mar. 20, 1989; 76 FR 81806, Dec. 29, 2011; 77 FR 18685, Mar. 28, 2012; 78 FR 44770, 44804, July 24, 2013; 81 FR 83553, Nov. 21, 2016]